THOMPSON COBURN LLP
One US Bank Plaza
St. Louis, MO 63101
(314) 552-6295

March 10, 2010

EDGAR CORRESPONDENCE

Deborah O'Neil Johnson
U.S. Securities and Exchange Commission
450 5th Street, NW, 5-6
Washington, DC 20549

Re: Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. Johnson:

We are enclosing Post-Effective Amendment No. 140 to the registration statement on Form N-1A of Unified Series Trust for its series Crawford Dividend Growth Fund, 3 to 1 Diversified Equity Fund, and 3 to 1 Strategic Income Fund (each a "Fund").

The primary purpose of this filing is to add a new Summary Prospectus for each Fund. All other sections contain information substantially similar to the currently effective prospectus and SAI for the applicable Fund.

We will submit a 485(b) filing for each Fund marked to show revisions made in response to the Staff's comments and to include audited financial highlights, annual performance information and other necessary information. Each Fund's new prospectus is due by **May 1, 2010**. We would greatly appreciate your assistance in meeting this deadline. Once we have received and responded to the Staff's comments in writing to your satisfaction, we will file an acceleration request.

We look forward to receiving your comments. If you have any questions, please contact me at (314) 552-6295.

Sincerely,

THOMPSON COBURN LLP

By: /s/ Dee Anne Sjögren

3 TO 1 FUNDS:

3 to 1 Diversified Equity Fund

3 to 1 Strategic Income Fund

PROSPECTUS

_____, 2010

35 East Wacker Drive
24th Floor
Chicago, Illinois 60601

(866) 616-4848

www.3to1funds.com

TABLE OF CONTENTS

SUMMARY SECTION – 3 TO 1 DIVERSIFIED EQUITY FUND

Investment Objective

The investment objective of the 3 to 1 Diversified Equity Fund (the "Equity Fund" or the "Fund") is long-term capital appreciation and, secondarily, income.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Equity Fund.

<u>Shareholder Fees (fees paid directly from your investment)</u>

Redemption Fee (as a percentage of the amount redeemed within 30 days of purchase) 2.00%

<u>Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)</u>

Management Fee	1.00%
Distribution (12b-1) Fees	0.00%
Other Expenses	____%
Acquired Fund Fees and Expenses	____%
Total Annual Fund Operating Expenses	____%
Fee Waiver/Expense Reimbursement[1]	____%
Total Annual Fund Operating Expenses (after waiver)	____%

[1] The Fund's Manager contractually has agreed to waive its management fee and/or reimburse expenses so that total annual fund operating expenses (with certain exceptions) do not exceed 1.15% of the Fund's average daily net assets through April 30, 2011. This expense cap may not be terminated prior to this date except by the Board of Trustees.

<u>Expense Example:</u>

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year, that all dividends and capital gain distributions are reinvested, and that the Fund's operating expenses remain the same. Although your actual costs may be different, based on these assumptions, your costs would be:

1 year	3 years	5 years	10 years
$____	$____	$____	$____

Portfolio Turnover

The Equity Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual operating expenses or in the Expense Example above, affect the Fund's performance. During the most recent fiscal year, the Equity Fund's portfolio turnover rate was ___% of the average value of its portfolio.

Principal Investment Strategies

Under normal circumstances, the Equity Fund invests at least 80% of its assets in equity securities of U.S. and foreign companies of all market capitalizations. The Equity Fund's assets are diversified among various industries and market sectors.

The Equity Fund's assets typically are managed by several sub-advisers under the general supervision of Envestnet Asset Management, Inc., the Manager, which is responsible for establishing the Equity Fund's asset allocation strategy. To achieve its investment objective, the Equity Fund invests in both growth and value style securities. A "growth" company generally is one that a sub-adviser believes has potential for growth, relative to the other companies in that particular company's industry or the market. In making this determination, the sub-adviser generally looks for the presence of certain characteristics in the company, including: a strong balance sheet; a consistent history of earnings stability and growth; an attractive line-up of proprietary products, processes and/or services; a leadership position in the markets; and experienced management. In contrast, a "value" company is one that a sub-adviser believes has an intrinsic value (as determined by the sub-adviser) that is higher than reflected in the company's then-current share price. In making this determination, a sub-adviser typically compares the security's current market price to the company's fundamentals, such as: price/earnings ratio; dividend yield; book value; assets to liabilities ratio; management ownership; and price/cash flow.

Equity securities in which the Equity Fund may invest include common stocks, common stock equivalents (such as rights, warrants, and convertible securities, including convertible preferred stocks and when-issued securities), and preferred stocks of domestic and foreign companies, as well as securities of other investment companies and exchange-traded funds ("ETFs") that invest primarily in equity securities. The Equity Fund may invest in inverse ETFs, including leveraged ETFs. Inverse ETFs seek to provide investment results that match a certain percentage of the inverse of the results of a specific index on a daily or monthly basis. The Equity Fund also may invest in ETFs whose portfolios primarily consist of commodities.

The Equity Fund may invest up to 40% of its assets in foreign securities (measured at the time of purchase), directly through foreign exchanges or indirectly through depositary receipts such as American Depositary Receipts, European Depositary Receipts and Global Depositary Receipts, which are issued by banks or trust companies and represent shares of a foreign company. The Equity Fund's investments in foreign securities also may include securities of companies in emerging markets (up to 15% of its net assets, measured at the time of purchase). These foreign securities may be denominated in foreign currencies.

The Equity Fund may (but is not required to) hedge against currency movements in the various markets in which it invests by entering into derivative transactions with respect to a currency whose value is expected to correlate to the value of a currency that the Fund owns or wants to own. In addition, the Equity Fund may take active foreign currency positions not designed as a hedge, in which case the Equity Fund is making investments in foreign currencies in an attempt to profit from changes in currency exchange rates.

The Fund may purchase Rule 144A securities that a sub-adviser determines to be liquid based on guidelines adopted by the Board of Trustees. Rule 144A establishes a "safe harbor" from the registration requirements for resales of certain securities to qualified institutional buyers.

The Equity Fund may invest up to 20% of its assets in non-equity securities, including short-term debt and government securities, money market instruments, and shares of other investment companies (including open end funds and ETFs) that invest primarily in debt securities, government securities, or commodities, and these underlying funds may engage in derivative transactions. The Equity Fund may engage in securities lending to earn income. The Equity Fund may also invest, to a limited extent, in derivative securities, primarily for hedging purposes. The Fund may engage in active trading of its portfolio securities as a result of its overall strategy.

The Manager determines how the Equity Fund's assets will be allocated among various types of investments. The Manager periodically rebalances the Equity Fund's asset allocation (including the allocation among various sub-advisers) in response to market conditions, as well as to ensure an appropriate mix of elements in the Equity Fund. From time to time, rather than allocating assets to a particular sub-adviser, the Manager may instead manage those assets directly by causing the Equity Fund to invest in ETFs that invest primarily in domestic and foreign equity securities, generally based on equity market indices, sectors, industries, market capitalizations, investment styles, countries or geographic regions.

Principal Risks

An investor in the Fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations. Your investment in the Fund is subject to risks, including the possibility that the value of the Fund's portfolio holdings may fluctuate in response to events specific to the companies in which the Fund invests, as well as economic, political or social events in the U.S. or abroad.

Although the Fund makes every effort to achieve its objective, it cannot guarantee it will attain that objective. The principal risks of investing in the Fund are:

Market Risk. The Fund is subject to market risk—the risk that the securities markets will increase or decrease in value. Market risk applies to every security. Security prices may fluctuate widely over short or extended periods in response to market or economic news and conditions. Securities markets also tend to move in cycles, with periods of rising security prices and periods of falling security prices. If there is a general decline in the securities markets, it is possible that your investment may lose value regardless of the individual results of the companies in which the Fund invests.

Common Stock Risk. Common stocks are subject to greater fluctuations in market value than other asset classes as a result of such factors as a company's business performance, investor perceptions, stock market trends and general economic conditions. The rights of common stockholders are subordinate to all other claims on a company's assets including debt holders and preferred stockholders; therefore, the Fund could lose money if a company in which it invests becomes financially distressed.

Small and Mid Cap Securities Risk. Investments in small and mid cap companies may be riskier than investments in larger, more established companies. The securities of smaller companies may trade less frequently and in smaller volumes than securities of larger companies. In addition, smaller companies may be more vulnerable to economic, market and industry changes. As a result, share price changes may be more sudden or erratic than the prices of other equity securities, especially over the short term. Because smaller companies may have limited product lines, markets or financial resources or may depend on a few key employees, they may be more susceptible to particular economic events or competitive factors than larger companies.

Value Style Risk. Investing in "value" stocks presents the risk that the stocks may never reach what the Adviser believes are their full market values, either because the market fails to recognize what the Adviser considers to be the companies' true business values or because the Adviser misjudged those values. In addition, value stocks may fall out of favor with investors and underperform growth stocks during given periods.

Growth Style Risk. To the extent that the Fund invests in companies that appear to be growth-oriented, the Adviser's perceptions of a company's growth potential may be wrong, or the securities purchased may not perform as expected, causing losses to the Fund.

Preferred Stock Risk. Preferred stocks rated in the lowest categories of investment grade have speculative characteristics. Changes in economic conditions or other circumstances that have a negative impact on the issuer are more likely to lead to a weakened capacity to pay the preferred stock obligations than is the case with higher grade securities.

Convertible Securities Risk. When the market price of a common stock underlying a convertible security decreases in response to the activities and financial prospects of the company, the value of the convertible security may also decrease. The issuer of the convertible security may not be able to make interest and principal payments when due. Generally, the lower the credit rating of a security, the greater the risk that the issuer will default on its obligation.

Debt Securities Risk. Debt securities are subject to credit risk, interest rate risk and liquidity risk. Credit risk is the risk the issuer or guarantor of a debt security will be unable or unwilling to make timely payments of interest or principal or to otherwise honor its obligations. Interest rate risk is the risk of losses due to changes in interest rates. In general, the prices of debt securities rise when interest rates fall, and the prices fall when interest rates rise. Liquidity risk is the risk a particular security may be difficult to purchase or sell and that the Fund may be unable to sell illiquid securities at an advantageous time or price. The Fund's investments in government-sponsored entity securities also exhibit these risks, although the degree of such risks may vary significantly among the different government-sponsored entity securities. Some securities issued or guaranteed by U.S. government agencies or instrumentalities are not backed by the full faith and credit of the U.S. and may only be supported by the right of the agency or instrumentality to borrow from the U.S. Treasury. There can be no assurance that the U.S. government will always provide financial support to those agencies or instrumentalities.

Foreign Securities Risk. Investments in securities issued by entities based outside the United States may result in the Fund experiencing rapid and extreme value changes due to currency controls; different accounting, auditing, financial reporting, and legal standards and practices; political and diplomatic changes and developments; expropriation; changes in tax policy; greater market volatility; differing securities market structures; higher transaction costs; and various administrative difficulties, such as delays in clearing and settling portfolio transactions or in receiving payment of dividends. These risks may be heightened in connection with investments in developing and emerging countries.

Foreign Currency Risk. Securities of foreign companies may be denominated in foreign currencies and, therefore, may be riskier than U.S. investments because of fluctuations in currency exchange rates. The value of securities denominated in foreign currency can change when foreign currencies strengthen or weaken relative to the U.S. dollar. These currency movements may negatively impact the value of the Fund's portfolio even when there is no change in the value of the related securities in the issuer's home country. To the extent that the Fund engages in hedging of foreign currencies by entering into derivative transactions with respect to a currency whose value is expected to correlate to the value of a currency that the Fund owns or wants to own, this presents the risk that the two currencies may not move in relation to one another as expected. In that case, the Fund could lose money on its investment and also lose money on the position designed to act as a hedge. To the extent that foreign exchange rates do not move in the direction anticipated by a sub-adviser, the Fund will lose money on its foreign currency positions.

Management Risk. The ability of the Fund to meet its investment objectives is directly related to the investment allocation strategies established by the Manager, including its ability to select appropriate sub-advisers to manage the Fund's portfolio. The Fund's return will vary depending on the effectiveness of the sub-advisers, including each sub-adviser's research and analysis capabilities. If the sub-adviser's assessment of the prospects for individual securities is incorrect, it could result in significant losses in the Fund's investment in those securities, which can also result in possible losses overall for the Fund.

Risks of Other Investment Companies. When the Fund invests in an underlying mutual fund or ETF, the Fund indirectly will bear its proportionate share of any fees and expenses payable directly by the underlying fund. Therefore, the Fund will incur higher expenses, many of which may be duplicative. In addition, the Fund may be affected by losses of the underlying funds and the level of risk arising from the investment practices of the underlying funds (such as the use of leverage by the funds). ETFs are subject to additional risks such as the fact that the market price of its shares may trade above or below its net asset value or an active market may not develop. Inverse and leveraged ETFs use investment techniques and financial instruments that may be considered aggressive, including the use of derivative transactions and short selling techniques. To the extent that the Fund invests in ETFs that invest in commodities, the demand and supply of these commodities may fluctuate widely. Commodity ETFs may use derivatives which exposes them to further risks, including counterparty risk (i.e., the risk that the institution on the other side of their trade will default).

Derivatives Risk. Investments by the Fund (or an underlying fund) in derivatives may expose it to various risks. The value of derivative investments may rise or fall more rapidly than other investments, and could result in the Fund losing more than the amount invested in the derivative instrument in the first place. There is also risk that a sub-adviser could be incorrect in its expectations about the direction or extent of various market movements. Derivative instruments also involve the risk that other parties to the derivative contract may fail to meet their obligations, which could cause losses. When the Fund enters into derivative transactions for hedging purposes, it is attempting to limit the effects of adverse market movements. However, the expenses involved may cause the Fund's return to be less than if hedging had not taken place. The Fund also could experience losses that reduce its returns if the indices underlying its derivative positions entered into for hedging purposes are not closely correlated with its other investments, or if the Fund is unable to close out a position because the market for an option or futures contract becomes illiquid. Derivatives typically involve the use of leverage and, as a result, a small investment in derivatives could have a potentially large impact on the Fund's performance; certain gains or losses could be amplified, increasing movements in the share price of the Fund.

Illiquidity Risk. Although the Fund will only purchase Rule 144A securities that are deemed liquid by a sub-adviser, such securities may subsequently become illiquid if, for example, dealers or institutional investors are no longer interested in purchasing the securities. In such event, the Fund may find it difficult to dispose of the securities at a fair price and at the times when the Fund believes it is desirable to do so.

High Turnover Risk. The Fund's investment strategy involves active trading and will result in a high portfolio turnover rate. A high portfolio turnover can result in correspondingly greater brokerage commission expenses. A high portfolio turnover also may result in the distribution to shareholders of additional capital gains for tax purposes, some of which may be taxable at ordinary income rates. These factors may negatively affect the Fund's performance.

Your investment in the Fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. You may lose money by investing in the Fund. The likelihood of loss may be greater if you invest for a shorter period of time.

Performance

The bar chart below shows how the Fund's investment results have varied from year to year. The table below shows how the Fund's average annual total returns compare over time to those of a broad-based securities market index. This information provides some indication of the risks of investing in the Fund. Past performance of the Fund is no guarantee of how it will perform in the future.

Annual Total Return (years ended December 31st)



The Fund's return for the most recent quarter ended March 31, 2010 was _____%.

Highest/Lowest quarterly results during this time period were:

Best Quarter:	2nd Quarter, 2009, 22.81%
Worst Quarter:	1st Quarter, 2009, -8.47%

Average Annual Total Returns (for the periods ended December 31, 2009)

The Fund	One Year	Since Inception (January 31, 2008)
Return Before Taxes	35.88%	-11.84
Return After Taxes on Distributions	_____%	_____%
Return After Taxes on Distributions and Sale of Fund Shares	_____%	_____%
Indices (reflects no deductions for fees, expenses and taxes)		
MSCI World Index	_____%	_____%
Custom Benchmark[1]	_____%	_____%

[1]The Custom Benchmark is comprised of 50% Russell 1000 Growth Index, 20% Russell 2000 Index and 30% MSCI EAFE Index.

After-tax returns are calculated using the historical highest individual federal income tax rates in effect and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or IRAs. The index returns presented below assume reinvestment of all distributions and exclude the effect of taxes and fees (if expenses and taxes were deducted, the actual returns of the Index would be lower).

Current performance of the Fund may be lower or higher than the performance quoted above. Performance data current to the most recent month end may be obtained by calling (866) 616-4848.

Portfolio Management

Investment Manager – Envestnet Asset Management, Inc.

Portfolio Managers – The Manager typically allocates the Fund's assets among the sub-advisers listed below. However, from time to time, the Manager may directly manage and invest the Fund's assets. In such cases, the Manager's Investment Committee, whose members are listed below, would be responsible for these direct investments. The following members of the Committee have been jointly responsible for making asset allocation decisions with respect to the Fund since its inception.

- Brandon Thomas; Co-Founder and Chief Investment Officer of the Manager
- Donald Frerichs, CFA; Senior Vice President of the Manager

Sub-Advisers and Their Portfolio Managers – The following sub-advisers are responsible for the day-to-day management of that portion of the Fund's assets allocated to them by the Manager. The individuals listed are equally responsible for the management of the segment of the Fund's assets managed by the respective sub-adviser.

Aletheia Research and Management, Inc.

- Peter Eichler, Jr.; Chairman, CEO and Chief Investment Officer

London Company of Virginia

- Stephen M. Goddard, CFA; Principal and Chief Investment Officer
- Johnathan T. Moody; Portfolio Manager and Analyst
- J. Wade Stinnette, Jr.; Portfolio Manager

Pictet Asset Management, Ltd.

- Richard Heelis; Senior Investment Manager
- Fabio Paolini; Senior Investment Manager
- Swee Kheng Lee; Senior Investment Manager

For important information about buying and selling Fund shares, tax information, and payments to broker-dealers and other financial intermediaries, please see "Additional Summary Information."

SUMMARY SECTION – 3 TO 1 STRATEGIC INCOME FUND

Investment Objective

The investment objective of the 3 to 1 Strategic Income Fund (the "Strategic Income Fund" or the "Fund") is total return, comprised of long-term capital appreciation and income.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Strategic Income Fund.

Shareholder Fees (fees paid directly from your investment)

Redemption Fee (as a percentage of the amount redeemed within 30 days of purchase)	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	1.00%
Distribution (12b-1) Fees	0.00%
Other Expenses	___%
Acquired Fund Fees and Expenses	___%
Total Annual Fund Operating Expenses	___%
Fee Waiver/Expense Reimbursement[1]	___%
Total Annual Fund Operating Expenses (after waiver)	___%

[1] The Fund's Manager contractually has agreed to waive its management fee and/or reimburse expenses so that total annual fund operating expenses (with certain exceptions) do not exceed 1.15% of the Fund's average daily net assets through April 30, 2011. This expense cap may not be terminated prior to this date except by the Board of Trustees.

Expense Example:

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year, that all dividends and capital gain distributions are reinvested, and that the Fund's operating expenses remain the same. Although your actual costs may be different, based on these assumptions, your costs would be:

1 year	3 years	5 years	10 years
$___	$___	$___	$___

Portfolio Turnover

The Strategic Income Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual operating expenses or in the Expense Example above, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was ___% of the average value of its portfolio.

Principal Investment Strategies

Under normal market conditions, the Strategic Income Fund invests at least 80% of its assets in fixed income securities. The Strategic Income Fund may elect to pursue its investment objective either by investing directly in fixed income securities or by investing in other mutual funds, including ETFs and actively managed open end or closed-end funds, that primarily hold a portfolio of fixed income securities.

The Strategic Income Fund's assets typically are managed by multiple sub-advisers under the general supervision of Envestnet Asset Management, Inc., the Manager, which is responsible for establishing the Strategic Income Fund's asset allocation strategy. To achieve its investment objective, the Strategic Income Fund invests in a variety of fixed income securities. Generally, in selecting securities for the Strategic Income Fund, the sub-advisers develop an outlook for interest rates, and the domestic and global economy; analyze credit and call risks of individual issues; and use other security selection techniques. The proportion of Strategic Income Fund assets that a sub-adviser commits to investments in securities with particular characteristics (such as quality, sector, interest rate or maturity) varies based on the sub-adviser's outlook for the U.S. and foreign economies, the financial markets and other factors.

Fixed income securities in which the Strategic Income Fund invests include all varieties of fixed income and floating rate securities, whether investment grade or non-investment grade, and with maturities of any length. The Strategic Income Fund seeks to allocate its investments among the following types of fixed income securities:

- obligations issued by the U.S. Government and its agencies or instrumentalities;
- debt securities of domestic and foreign corporations;
- mortgage-backed and asset-backed securities;
- receipts involving U.S. Treasury obligations and other "stripped securities;"
- municipal securities of issuers located in all 50 states, the District of Columbia or other U.S. territories and possessions, consisting of municipal bonds, municipal notes, tax-exempt commercial paper and municipal lease obligations;
- obligations of international agencies or supranational entities;
- floating and variable rate securities;
- zero coupon, pay-in-kind or deferred payment securities;
- securities issued on a when-issued and a delayed-delivery basis;
- high yield debt securities (junk bonds);
- custodial receipts;

- convertible securities;
- sovereign debt, including emerging markets debt; and
- other investment companies (including open end funds and ETFs) that invest primarily in fixed income securities.

The Strategic Income Fund may invest up to 75% of its assets in high yield, lower-quality fixed income securities that are rated below investment grade or, if unrated, determined by a sub-adviser to be of comparable quality. Generally, lower-rated securities pay higher yields than more highly rated securities to compensate investors for the higher risk.

The Strategic Income Fund may invest up to 40% of its net assets, measured at the time of purchase, in fixed income securities issued by foreign corporations and foreign governments, including securities of companies and governments in emerging markets (up to 15% of its net assets, measured at the time of purchase). These foreign securities may not be denominated in U.S. dollars. The Strategic Income Fund may engage in hedging of foreign currencies by entering into derivative transactions with respect to a currency whose value is expected to correlate to the value of a currency that the Fund owns or wants to own. In addition, the Strategic Income Fund may take active foreign currency positions not designed as a hedge, in which case the Fund is making investments in foreign currencies in an attempt to profit from changes in currency exchange rates.

The Strategic Income Fund may invest up to 20% of its assets in other than fixed income securities, such as open end mutual funds and ETFs that invest primarily in equity securities or commodities, and these underlying funds may engage in derivative transactions. The Fund may also invest a portion of its assets in bank loans and loan participations, and it may engage in securities lending to earn income. The Strategic Income Fund may also invest, to a limited extent, in derivative securities, primarily for hedging purposes. The Strategic Income Fund may engage in active trading of its portfolio securities as a result of its overall strategy.

The Strategic Income Fund may purchase Rule 144A securities that a sub-adviser determines to be liquid based n guidelines adopted by the Board of Trustees. Rule 144A establishes a safe harbor from the registration requirements for resales of certain securities to qualified institutional buyers.

The Manager determines how the Strategic Income Fund's assets will be allocated among various types of investments. The Manager periodically rebalances the Strategic Income Fund's asset allocation (including allocation among the various sub-advisers) in response to market conditions, as well as to ensure an appropriate mix of elements in the Strategic Income Fund. From time to time, rather than allocating assets to a particular sub-adviser, the Manager may instead manage those assets directly by investing them in other investment companies or ETFs that invest primarily in fixed income securities, generally based on various fixed income market indices, sectors, industries, market capitalizations, investment styles, countries or geographic regions.

Principal Risks

All investments involve risks, and the Fund cannot guarantee that it will achieve its investment objective. An investment in the Fund is not insured or guaranteed by the FDIC or any other government agency. As with any mutual fund investment, the Fund's returns and share price will fluctuate, and your shares at redemption may be worth less than your initial investment. Below are some of the specific risks of investing in the Fund.

Debt Securities Risk. Debt securities are subject to credit risk, interest rate risk and liquidity risk. Credit risk is the risk the issuer or guarantor of a debt security will be unable or unwilling to make timely payments of interest or principal or to otherwise honor its obligations. Interest rate risk is the risk of losses due to changes in interest rates. In general, the prices of debt securities rise when interest rates fall, and the prices fall when interest rates rise. Liquidity risk is the risk a particular security may be difficult to purchase or sell and that the Fund may be unable to sell illiquid securities at an advantageous time or price. The Fund's investments in government-sponsored entity securities also exhibit these risks, although the degree of such risks may vary significantly among the different government-sponsored entity securities. Some securities issued or guaranteed by U.S. government agencies or instrumentalities are not backed by the full faith and credit of the U.S. and may only be supported by the right of the agency or instrumentality to borrow from the U.S. Treasury. There can be no assurance that the U.S. government will always provide financial support to those agencies or instrumentalities.

High Yield Securities Risk. The Fund may be subject to greater levels of interest rate and credit risk as a result of investing in high yield securities and unrated securities of similar credit quality (junk bonds) than funds that do not invest in such securities. These securities are considered predominately speculative with respect to the issuer's continuing ability to make principal and interest payments. An economic downturn or period of rising interest rates could adversely affect the market for these securities and reduce the Fund's ability to sell these securities (liquidity risk). If the issuer of a security is in default with respect to interest or principal payments, the Strategic Income Fund may lose its entire investment.

Municipal Securities Risk. Municipal securities are subject to the risk that legislative changes and local and business developments may adversely affect the yield or value of the Strategic Income Fund's investments in such securities. In addition, in order to be tax-exempt, municipal securities must meet certain legal requirements. Failure to meet such requirements may cause the interest received by the Strategic Income Fund on the municipal securities to be taxable. Changes or proposed changes in federal tax laws and credit ratings of this sector may also cause the prices of municipal securities to fall and, thereby, adversely affect the Strategic Income Fund's investment.

Mortgage-Related and Asset-Backed Securities Risk. The value of some mortgage- or asset-backed securities may be particularly sensitive to changes in prevailing interest rates. Early repayment of principal on some mortgage-related securities may expose the Strategic Income Fund to a lower rate of return upon reinvestment of principal. When interest rates rise, the value of a mortgage-related security generally will decline; however, when interest rates are declining, the value of mortgage-related securities with prepayment features may not increase as much as other fixed income securities. The value of these securities may fluctuate in response to the market's perception of the creditworthiness of the issuers. Asset-backed securities typically are supported by some form of credit enhancement, such as a letter of credit, surety bond, limited guaranty or senior subordination. The degree of credit enhancement varies, but generally amounts to only a fraction of the asset-backed security's par value until exhausted. If the credit enhancement is exhausted, certificateholders may experience losses or delays in payment if the required payments of principal and interest are not made to the trust with respect to the underlying loans.

Foreign Securities Risk. Investments in securities issued by entities based outside the United States may result in the Fund experiencing rapid and extreme value changes due to currency controls; different accounting, auditing, financial reporting, and legal standards and practices; political and diplomatic changes and developments; expropriation; changes in tax policy; greater market volatility; differing securities market structures; higher transaction costs; and various administrative difficulties, such as delays in clearing and settling portfolio transactions or in receiving payment of dividends. These risks may be heightened in connection with investments in developing and emerging countries.

Foreign Currency Risk. Securities of foreign companies may be denominated in foreign currencies and, therefore, may be riskier than U.S. investments because of fluctuations in currency exchange rates. The value of securities denominated in foreign currency can change when foreign currencies strengthen or weaken relative to the U.S. dollar. These currency movements may negatively impact the value of the Fund's portfolio even when there is no change in the value of the related securities in the issuer's home country. To the extent that the E Fund engages in hedging of foreign currencies by entering into derivative transactions with respect to a currency whose value is expected to correlate to the value of a currency that the Fund owns or wants to own, this presents the risk that the two currencies may not move in relation to one another as expected. In that case, the Fund could lose money on its investment and also lose money on the position designed to act as a hedge. To the extent that foreign exchange rates do not move in the direction anticipated by a sub-adviser, the Fund will lose money on its foreign currency positions.

Management Risk. The ability of the Fund to meet its investment objectives is directly related to the investment allocation strategies established by the Manager, including its ability to select appropriate sub-advisers to manage the Fund's portfolio. The Fund's return will vary depending on the effectiveness of the sub-advisers, including each sub-adviser's research and analysis capabilities. If the sub-adviser's assessment of the prospects for individual securities is incorrect, it could result in significant losses in the Fund's investment in those securities, which can also result in possible losses overall for the Fund.

Risks of Other Investment Companies. When the Fund invests in an underlying mutual fund or ETF, the Fund indirectly will bear its proportionate share of any fees and expenses payable directly by the underlying fund. Therefore, the Fund will incur higher expenses, many of which may be duplicative. In addition, the Fund may be affected by losses of the underlying funds and the level of risk arising from the investment practices of the underlying funds (such as the use of leverage by the funds). ETFs are subject to additional risks such as the fact that the market price of its shares may trade above or below its net asset value or an active market may not develop. Inverse and leveraged ETFs use investment techniques and financial instruments that may be considered aggressive, including the use of derivative transactions and short selling techniques. To the extent that the Fund invests in ETFs that invest in commodities, the demand and supply of these commodities may fluctuate widely. Commodity ETFs may use derivatives which exposes them to further risks, including counterparty risk (i.e., the risk that the institution on the other side of their trade will default).

Preferred Stock Risk. Preferred stocks rated in the lowest categories of investment grade have speculative characteristics. Changes in economic conditions or other circumstances that have a negative impact on the issuer are more likely to lead to a weakened capacity to pay the preferred stock obligations than is the case with higher grade securities.

Convertible Securities Risk. When the market price of a common stock underlying a convertible security decreases in response to the activities and financial prospects of the company, the value of the convertible security may also decrease. The issuer of the convertible security may not be able to make interest and principal payments when due. Generally, the lower the credit rating of a security, the greater the risk that the issuer will default on its obligation. If the issuer defaults and the value of the security declines, the Fund's share price may decline.

Derivatives Risk. Investments by the Fund (or an underlying fund) in derivatives may expose it to various risks. The value of derivative investments may rise or fall more rapidly than other investments, and could result in the Fund losing more than the amount invested in the derivative instrument in the first place. There is also risk that a sub-adviser could be incorrect in its expectations about the direction or extent of various market movements. Derivative instruments also involve the risk that other parties to the derivative contract may fail to meet their obligations, which could cause losses. When the Fund enters into derivative transactions for hedging purposes, it is attempting to limit the effects of adverse market movements. However, the expenses involved may cause the Fund's return to be less than if hedging had not taken place. The Fund also could experience losses that reduce its returns if the indices underlying its derivative positions entered into for hedging purposes are not closely correlated with its other investments, or if the Fund is unable to close out a position because the market for an option or futures contract becomes illiquid. Derivatives typically involve the use of leverage and, as a result, a small investment in derivatives could have a potentially large impact on the Fund's performance; certain gains or losses could be amplified, increasing movements in the share price of the Fund.

Illiquidity Risk. Although the Fund will only purchase Rule 144A securities that are deemed liquid by a sub-adviser, such securities may subsequently become illiquid if, for example, dealers or institutional investors are no longer interested in purchasing the securities. In such event, the Fund may find it difficult to dispose of the securities at a fair price and at the times when the Fund believes it is desirable to do so.

High Turnover Risk. The Fund's investment strategy involves active trading and will result in a high portfolio turnover rate. A high portfolio turnover can result in correspondingly greater brokerage commission expenses. A high portfolio turnover also may result in the distribution to shareholders of additional capital gains for tax purposes, some of which may be taxable at ordinary income rates. These factors may negatively affect the Fund's performance.

Your investment in the Fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. You may lose money by investing in the Fund. The likelihood of loss may be greater if you invest for a shorter period of time.

Performance

The bar chart below shows how the Fund's investment results have varied from year to year. The table below shows how the Fund's average annual total returns compare over time to those of a broad-based securities market index. This information provides some indication of the risks of investing in the Fund. Past performance of the Fund is no guarantee of how it will perform in the future.

Annual Total Return (years ended December 31st)



The Fund's return for the most recent quarter ended March 31, 2010 was _____%.

Highest/Lowest quarterly results during this time period were:

Best Quarter:	2nd Quarter, 2009, 15.56%
Worst Quarter:	1st Quarter, 2009, 0.75%

Average Annual Total Returns (for the periods ended December 31, 2009)

The Fund	One Year	Since Inception (January 31, 2008)
Return Before Taxes	31.79%	6.45%
Return After Taxes on Distributions	____%	____%
Return After Taxes on Distributions and Sale of Fund Shares	____%	____%
Indices (reflects no deductions for fees, expenses and taxes)		
Barclays Capital U.S. Aggregate Bond Index	____%	____%
Custom Benchmark[1]	____%	____%

[1]The Custom Benchmark is comprised of 50% Barclay's Capital U.S. Aggregate Bond Index and 50% Barclays Capital U.S. High Yield Intermediate Bond Index.

After-tax returns are calculated using the historical highest individual federal income tax rates in effect and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or IRAs. The index returns presented below assume reinvestment of all distributions and exclude the effect of taxes and fees (if expenses and taxes were deducted, the actual returns of the Index would be lower).

Current performance of the Fund may be lower or higher than the performance quoted above. Performance data current to the most recent month end may be obtained by calling (866) 616-4848.

Portfolio Management

Investment Manager – Envestnet Asset Management, Inc. (the "Manager")

Portfolio Managers – The Manager typically allocates the Fund's assets among the sub-advisers listed below. However, from time to time, the Manager may directly manage and invest the Fund's assets. In such cases, the Manager's Investment Committee, whose members are listed below, would be responsible for these direct investments. The following members of the Committee have been jointly responsible for making asset allocation decisions with respect to the Fund since its inception.

- Brandon Thomas; Co-Founder and Chief Investment Officer of the Manager
- Donald Frerichs, CFA; Senior Vice President of the Manager

Sub-Advisers and Their Portfolio Managers – The following sub-advisers are responsible for the day-to-day management of that portion of the Fund's assets allocated to them by the Manager. The individuals listed are equally responsible for the management of the segment of the Fund's assets managed by the respective sub-adviser.

SMH Capital Advisors, Inc.

- Jeff Cummer; President and Senior Portfolio Manager
- Dwayne Moyers; Chief Investment Officer and Senior Portfolio Manager

Loomis, Sayles & Company, LP

- Peter W. Palfrey, CFA; Vice President
- Richard G. Raczkowski; Vice President

ADDITIONAL SUMMARY INFORMATION

Buying and Selling Fund Shares

Minimum Initial Investment
$2,000

To Place Orders
By Mail: 3 to 1 Funds
c/o: Unified Fund Services, Inc.
P.O. Box 6110
Indianapolis, IN 46206

Minimum Additional Investment
$100

By Phone: (866) 616-4848

You may sell or redeem shares through your dealer or financial adviser. Please contact your financial intermediary directly to find out if additional requirements apply.

Tax Information

Each Fund's distributions are taxable and will be taxed as ordinary income or capital gains, unless you are investing through a tax-deferred account, such as a 401(k) plan, individual retirement account (IRA) or 529 college savings plan. Tax-deferred arrangements may be taxed later upon withdrawal of monies from those accounts.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase a Fund's shares through a broker-dealer or other financial intermediary (such as a bank or trust company), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create conflicts of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend a Fund over another investment. Ask your salesperson or visit your financial intermediary's website for more information.

OVERVIEW: THE MANAGER OF MANAGERS APPROACH

Each 3 to 1 Fund has its own distinct investment objective, strategies and risks. The Funds' Manager, Envestnet Asset Management, Inc., is responsible for developing, constructing and monitoring the asset allocation and portfolio strategy for each Fund. The Manager employs a "manager of managers" approach to manage the Funds. Under this approach, the Manager oversees multiple sub-advisers, each of which manages a portion of a Fund's assets representing a distinct segment of a market, asset class or investment style. The Manager believes that each Fund's performance can be enhanced by employing multiple sub-advisory firms to manage the assets of a Fund, with the objective of achieving reduced risk through increased diversification, as well as greater consistency of results. The sub-advisers managing each Fund are chosen by the Manager, subject to the approval of the Board of Trustees. The Manager reviews a wide range of factors in evaluating sub-advisers prior to recommending that the Board of Trustees approve each sub-adviser, including, but not limited to, past investment performance during various market conditions, investment strategies and processes used, structures of portfolios and risk management procedures, reputation, experience and training of key personnel, assets under management, and correlation of results with other sub-advisers. The Manager then allocates each Fund's assets among various sub-advisers, each of which is required to adhere to the strict investment disciplines established by the Manager. The sub-advisers may use a variety of investment techniques to achieve a Fund's investment objectives. These techniques may change over time as new instruments and techniques are introduced or as a result of regulatory or market developments. The Manager is responsible for overseeing each sub-adviser, and continually monitors and evaluates each sub-adviser's performance, to ensure that it does not deviate from the sub-adviser's stated investment strategy. The Manager also periodically evaluates each Fund's investment strategy to determine if changes are necessary, and rebalances each Fund's asset allocation (including allocation among the various sub-advisers) in response to market conditions, as well as to ensure an appropriate mix of elements in the Fund. For additional information about the Funds' management structure, see the section "Management of the Funds" in this prospectus.

ADDITIONAL INFORMATION ABOUT THE DIVERSIFIED EQUITY FUND'S PRINCIPAL STRATEGIES AND RELATED RISKS

Principal Investment Strategies of the Diversified Equity Fund

Under normal circumstances, the Equity Fund invests at least 80% of its assets in equity securities of U.S. and foreign companies of all market capitalizations. The Equity Fund's assets are diversified among various industries and market sectors.

The Equity Fund's assets typically are managed by several sub-advisers under the general supervision of Envestnet Asset Management, Inc., the Manager, which is responsible for establishing the Equity Fund's asset allocation strategy. To achieve its investment objective, the Equity Fund invests in both growth and value style securities. A "growth" company generally is one that a sub-adviser believes has potential for growth, relative to the other companies in that particular company's industry or the market. In making this determination, the sub-adviser generally looks for the presence of certain characteristics in the company, including: a strong balance sheet; a consistent history of earnings stability and growth; an attractive line-up of proprietary products, processes and/or services; a leadership position in the markets; and experienced management. In contrast, a "value" company is one that a sub-adviser believes has an intrinsic value (as determined by the sub-adviser) that is higher than reflected in the company's then-current share price. In making this determination, a sub-adviser typically compares the security's current market price to the company's fundamentals, such as: price/earnings ratio; dividend yield; book value; assets to liabilities ratio; management ownership; and price/cash flow.

Equity securities in which the Equity Fund may invest include common stocks, common stock equivalents (such as rights, warrants, and convertible securities, including convertible preferred stocks and when-issued securities), and preferred stocks of domestic and foreign companies, as well as securities of other investment companies and exchange-traded funds ("ETFs") that invest primarily in equity securities. The Equity Fund may invest in inverse ETFs, including leveraged ETFs. Inverse ETFs seek to provide investment results that match a certain percentage of the inverse of the results of a specific index on a daily or monthly basis. The Equity Fund also may invest in ETFs whose portfolios primarily consist of commodities.

The Equity Fund may invest up to 40% of its assets in foreign securities (measured at the time of purchase), directly through foreign exchanges or indirectly through depositary receipts such as American Depositary Receipts, European Depositary Receipts and Global Depositary Receipts, which are issued by banks or trust companies and represent shares of a foreign company. The Equity Fund's investments in foreign securities also may include securities of companies in emerging markets (up to 15% of its net assets, measured at the time of purchase). These foreign securities may be denominated in foreign currencies.

The Equity Fund may (but is not required to) hedge against currency movements in the various markets in which it invests by entering into derivative transactions with respect to a currency whose value is expected to correlate to the value of a currency that the Fund owns or wants to own. In addition, the Equity Fund may take active foreign currency positions not designed as a hedge, in which case the Equity Fund is making investments in foreign currencies in an attempt to profit from changes in currency exchange rates.

The Fund may purchase Rule 144A securities that a sub-adviser determines to be liquid based on guidelines adopted by the Board of Trustees. Rule 144A establishes a "safe harbor" from the registration requirements for resales of certain securities to qualified institutional buyers.

The Equity Fund may invest up to 20% of its assets in non-equity securities, including short-term debt and government securities, money market instruments, and shares of other investment companies (including open end funds and ETFs) that invest primarily in debt securities, government securities, or commodities, and these underlying funds may engage in derivative transactions. The Equity Fund may engage in securities lending to earn income. The Equity Fund may also invest, to a limited extent, in derivative securities, primarily for hedging purposes. The Fund may engage in active trading of its portfolio securities as a result of its overall strategy.

The Manager determines how the Equity Fund's assets will be allocated among various types of investments. The Manager periodically rebalances the Equity Fund's asset allocation (including the allocation among various sub-advisers) in response to market conditions, as well as to ensure an appropriate mix of elements in the Equity Fund. From time to time, rather than allocating assets to a particular sub-adviser, the Manager may instead manage those assets directly by causing the Equity Fund to invest in ETFs that invest primarily in domestic and foreign equity securities, generally based on equity market indices, sectors, industries, market capitalizations, investment styles, countries or geographic regions.

Principal Risks

An investor in the Fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations. Your investment in the Fund is subject to risks, including the possibility that the value of the Fund's portfolio holdings may fluctuate in response to events specific to the companies in which the Fund invests, as well as economic, political or social events in the U.S. or abroad.

Although the Fund makes every effort to achieve its objective, it cannot guarantee it will attain that objective. The principal risks of investing in the Fund are:

Market Risk. The Fund is subject to market risk—the risk that the securities markets will increase or decrease in value. Market risk applies to every security. Security prices may fluctuate widely over short or extended periods in response to market or economic news and conditions. Securities markets also tend to move in cycles, with periods of rising security prices and periods of falling security prices. If there is a general decline in the securities markets, it is possible that your investment may lose value regardless of the individual results of the companies in which the Fund invests.

Common Stock Risk. Common stocks are subject to greater fluctuations in market value than other asset classes as a result of such factors as a company's business performance, investor perceptions, stock market trends and general economic conditions. The rights of common stockholders are subordinate to all other claims on a company's assets including debt holders and preferred stockholders; therefore, the Fund could lose money if a company in which it invests becomes financially distressed.

Small and Mid Cap Securities Risk. Investments in small and mid cap companies may be riskier than investments in larger, more established companies. The securities of smaller companies may trade less frequently and in smaller volumes than securities of larger companies. In addition, smaller companies may be more vulnerable to economic, market and industry changes. As a result, share price changes may be more sudden or erratic than the prices of other equity securities, especially over the short term. Because smaller companies may have limited product lines, markets or financial resources or may depend on a few key employees, they may be more susceptible to particular economic events or competitive factors than large capitalization companies.

Value Style Risk. Investing in "value" stocks presents the risk that the stocks may never reach what the Adviser believes are their full market values, either because the market fails to recognize what the Adviser considers to be the companies' true business values or because the Adviser misjudged those values. In addition, value stocks may fall out of favor with investors and underperform growth stocks during given periods.

Growth Style Risk. The Fund invests in companies that appear to be growth-oriented companies. If the Adviser's perceptions of a company's growth potential are wrong, the securities purchased may not perform as expected, causing losses that will reduce the Fund's return.

Preferred Stock Risk. Preferred stocks rated in the lowest categories of investment grade have speculative characteristics. Changes in economic conditions or other circumstances that have a negative impact on the issuer are more likely to lead to a weakened capacity to pay the preferred stock obligations than is the case with higher grade securities.

Convertible Securities Risk. When the market price of a common stock underlying a convertible security decreases in response to the activities and financial prospects of the company, the value of the convertible security may also decrease. The issuer of the convertible security may not be able to make interest and principal payments when due. Generally, the lower the credit rating of a security, the greater the risk that the issuer will default on its obligation. If the issuer defaults and the value of the security declines, the Fund's share price may decline.

Debt Securities Risk. Debt securities are subject to credit risk, interest rate risk and liquidity risk. Credit risk is the risk the issuer or guarantor of a debt security will be unable or unwilling to make timely payments of interest or principal or to otherwise honor its obligations. Interest rate risk is the risk of losses due to changes in interest rates. In general, the prices of debt securities rise when interest rates fall, and the prices fall when interest rates rise. Liquidity risk is the risk a particular security may be difficult to purchase or sell and that the Fund may be unable to sell illiquid securities at an advantageous time or price. The Fund's investments in government-sponsored entity securities also exhibit these risks, although the degree of such risks may vary significantly among the different government-sponsored entity securities. Some securities issued or guaranteed by U.S. government agencies or instrumentalities are not backed by the full faith and credit of the U.S. and may only be supported by the right of the agency or instrumentality to borrow from the U.S. Treasury. There can be no assurance that the U.S. government will always provide financial support to those agencies or instrumentalities.

Foreign Securities Risk. Investments in securities issued by entities based outside the United States may result in the Fund experiencing rapid and extreme value changes due to currency controls; different accounting, auditing, financial reporting, and legal standards and practices; political and diplomatic changes and developments; expropriation; changes in tax policy; greater market volatility; differing securities market structures; higher transaction costs; and various administrative difficulties, such as delays in clearing and settling portfolio transactions or in receiving payment of dividends. These risks may be heightened in connection with investments in developing and emerging countries.

Foreign Currency Risk. Securities of foreign companies may be denominated in foreign currencies and, therefore, may be riskier than U.S. investments because of fluctuations in currency exchange rates. The value of securities denominated in foreign currency can change when foreign currencies strengthen or weaken relative to the U.S. dollar. These currency movements may negatively impact the value of the Fund's portfolio even when there is no change in the value of the related securities in the issuer's home country. To the extent that the E Fund engages in hedging of foreign currencies by entering into derivative transactions with respect to a currency whose value is expected to correlate to the value of a currency that the Fund owns or wants to own, this presents the risk that the two currencies may not move in relation to one another as expected. In that case, the Fund could lose money on its investment and also lose money on the position designed to act as a hedge. To the extent that foreign exchange rates do not move in the direction anticipated by a sub-adviser, the Fund will lose money on its foreign currency positions.

Management Risk. The ability of the Fund to meet its investment objectives is directly related to the investment allocation strategies established by the Manager, including its ability to select appropriate sub-advisers to manage the Fund's portfolio. The Fund's return will vary depending on the effectiveness of the sub-advisers, including each sub-adviser's research and analysis capabilities. If the sub-adviser's assessment of the prospects for individual securities is incorrect, it could result in significant losses in the Fund's investment in those securities, which can also result in possible losses overall for the Fund.

Risks of Other Investment Companies. When the Fund invests in an underlying mutual fund or ETF, the Fund indirectly will bear its proportionate share of any fees and expenses payable directly by the underlying fund. Therefore, the Fund will incur higher expenses, many of which may be duplicative. In addition, the Fund may be affected by losses of the underlying funds and the level of risk arising from the investment practices of the underlying funds (such as the use of leverage by the funds). The Fund has no control over the investments and related risks taken by the underlying funds in which it invests. ETFs are subject to additional risks such as the fact that the market price of its shares may trade above or below its net asset value; an active market may not develop, it may employ a strategy that utilizes high leverage ratios; and trading of its shares may be halted under certain circumstances. To the extent that the Fund invests in inverse or leveraged ETFs, the value of the Fund's investment will decrease when the index underlying the ETF's benchmark rises, a result that is the opposite from traditional equity or bond funds. The net asset value and market price of leveraged or inverse ETFs is usually more volatile than the value of the tracked index or of other ETFs that do not use leverage. Inverse and leveraged ETFs use investment techniques and financial instruments that may be considered aggressive, including the use of derivative transactions and short selling techniques. To the extent that the Fund invests in ETFs that invest in commodities, which are real assets such as oil, agriculture, livestock, industrial metals, and precious metals such as gold or silver, the Fund will be subject to additional risks. The values of commodity-based ETFs are highly dependent on the prices of the related commodity and the demand and supply of these commodities may fluctuate widely. Commodity ETFs may use derivatives which exposes them to further risks, including counterparty risk (i.e., the risk that the institution on the other side of their trade will default).

Derivatives Risk. Investments by the Fund (or an underlying fund) in derivatives may expose it to various risks. The value of derivative investments may rise or fall more rapidly than other investments, and could result in the Fund losing more than the amount invested in the derivative instrument in the first place. There is also risk that a sub-adviser could be incorrect in its expectations about the direction or extent of various market movements. Derivative instruments also involve the risk that other parties to the derivative contract may fail to meet their obligations, which could cause losses. When the Fund enters into derivative transactions for hedging purposes, it is attempting to limit the effects of adverse market movements. However, the expenses involved may cause the Fund's return to be less than if hedging had not taken place. The Fund also could experience losses that reduce its returns if the indices underlying its derivative positions entered into for hedging purposes are not closely correlated with its other investments, or if the Fund is unable to close out a position because the market for an option or futures contract becomes illiquid. Derivatives typically involve the use of leverage and, as a result, a small investment in derivatives could have a potentially large impact on the Fund's performance; certain gains or losses could be amplified, increasing movements in the share price of the Fund.

Illiquidity Risk. Although the Fund will only purchase Rule 144A securities that are deemed liquid by a sub-adviser, such securities may subsequently become illiquid if, for example, dealers or institutional investors are no longer interested in purchasing the securities. In such event, the Fund may find it difficult to dispose of the securities at a fair price and at the times when the Fund believes it is desirable to do so.

High Turnover Risk. The Fund's investment strategy involves active trading and will result in a high portfolio turnover rate. A high portfolio turnover can result in correspondingly greater brokerage commission expenses. A high portfolio turnover also may result in the distribution to shareholders of additional capital gains for tax purposes, some of which may be taxable at ordinary income rates. These factors may negatively affect the Fund's performance.

Your investment in the Fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. You may lose money by investing in the Fund. The likelihood of loss may be greater if you invest for a shorter period of time.

Is the Diversified Equity Fund right for you?

The Diversified Equity Fund may be suitable for:

- long-term investors seeking a fund with a capital appreciation investment strategy;
- investors who want exposure to a broad range of asset classes within the convenience of a single fund;
- investors who want to hire a professional to shift their assets among different types of investments as market conditions change; and
- investors willing to accept price fluctuations in their investment.

General

The investment objective of the Equity Fund, including the Equity Fund's policy of investing at least 80% of its assets in equity securities, may be changed without shareholder approval. The Equity Fund's policy of investing at least 80% of its assets in equity securities may only be changed upon 60 days' advance notice to shareholders.

From time to time, the Equity Fund may take temporary defensive positions that are inconsistent with its principal investment strategies, in attempting to respond to adverse market, economic, political or other conditions. For example, the Equity Fund may hold up to 100% of its assets in money market funds, short-term investment grade money market instruments, including U.S. government and agency securities, commercial paper, certificates of deposit or other cash equivalents. To the extent consistent with the Fund's principal strategies as described above, including its policy to invest at least 80% of its assets in equity securities during normal market conditions, the Equity Fund may also invest in such instruments at any time to maintain liquidity or pending selection of investments in accordance with its investment strategies. As a result of engaging in these temporary measures, the Equity Fund may not achieve its investment objective.

Portfolio Holdings

A description of the Fund's policies and procedures with respect to the disclosure of the Fund's portfolio securities is available in the Fund's Statement of Additional Information.

ADDITIONAL INFORMATION ABOUT THE STRATEGIC INCOME FUND'S PRINCIPAL STRATEGIES AND RELATED RISKS

Principal Investment Strategies of the Strategic Income Fund

Under normal market conditions, the Strategic Income Fund invests at least 80% of its assets in fixed income securities. The Strategic Income Fund may elect to pursue its investment objective either by investing directly in fixed income securities or by investing in other mutual funds, including ETFs and actively managed open end or closed-end funds, that primarily hold a portfolio of fixed income securities.

The Strategic Income Fund's assets typically are managed by multiple sub-advisers under the general supervision of Envestnet Asset Management, Inc., the Manager, which is responsible for establishing the Strategic Income Fund's asset allocation strategy. To achieve its investment objective, the Strategic Income Fund invests in a variety of fixed income securities. Generally, in selecting securities for the Strategic Income Fund, the sub-advisers develop an outlook for interest rates, and the domestic and global economy; analyze credit and call risks of individual issues; and use other security selection techniques. The proportion of Strategic Income Fund assets that a sub-adviser commits to investments in securities with particular characteristics (such as quality, sector, interest rate or maturity) varies based on the sub-adviser's outlook for the U.S. and foreign economies, the financial markets and other factors.

Fixed income securities in which the Strategic Income Fund invests include all varieties of fixed income and floating rate securities, whether investment grade or non-investment grade, and with maturities of any length. For example, the Strategic Income Fund may invest up to 75% of its assets in high yield, lower-quality fixed income securities that are rated below investment grade or, if unrated, determined by a sub-adviser to be of comparable quality (i.e., securities that are rated BB+ or lower by Standard & Poor's Ratings Group ("S&P") or Ba1 or lower by Moody's Investors Service ("Moody's") or another nationally recognized statistical rating organization), or if split rated, securities deemed by the sub-adviser to be of comparable quality. Generally, lower-rated securities pay higher yields than more highly rated securities to compensate investors for the higher risk.

The Strategic Income Fund seeks to allocate its investments among the following types of fixed income securities:

- obligations issued by the U.S. Government and its agencies or instrumentalities;
- debt securities of domestic and foreign corporations;
- mortgage-backed and asset-backed securities;
- receipts involving U.S. Treasury obligations and other "stripped securities;"
- municipal securities of issuers located in all 50 states, the District of Columbia or other U.S. territories and possessions, consisting of municipal bonds, municipal notes, tax-exempt commercial paper and municipal lease obligations;
- obligations of international agencies or supranational entities;
- floating and variable rate securities;
- zero coupon, pay-in-kind or deferred payment securities;
- securities issued on a when-issued and a delayed-delivery basis;
- high yield debt securities (junk bonds);
- custodial receipts;
- convertible securities;
- sovereign debt, including emerging markets debt; and
- other investment companies (including open end funds and ETFs) that invest primarily in fixed income securities.

Mortgage-backed and asset-backed securities in which the Strategic Income Fund invests may be issued by agencies such as Government National Mortgage Association, Federal National Mortgage Association, Federal Home Loan Mortgage Corporation and Small Business Administration obligations, or by non-governmental agencies, including banks and other financial services institutions. The Strategic Income Fund may also invest a portion of its assets in bank loans and loan participations, and it may engage in securities lending to earn income.

The Strategic Income Fund may invest up to 40% of its net assets, measured at the time of purchase, in fixed income securities issued by foreign corporations and foreign governments, including securities of companies and governments in emerging markets (up to 15% of its net assets, measured at the time of purchase). The Strategic Income Fund may invest in foreign securities, which securities may not be denominated in U.S. dollars. The Strategic Income Fund may engage in hedging of foreign currencies by entering into derivative transactions with respect to a currency whose value is expected to correlate to the value of a currency that the Fund owns or wants to own. In addition, the Strategic Income Fund may take active foreign currency positions not designed as a hedge, in which case the Fund is making investments in foreign currencies in an attempt to profit from changes in currency exchange rates.

Under normal circumstances, the Strategic Income Fund may invest up to 20% of its assets in other than fixed income securities, such as open end mutual funds and ETFs that invest primarily in equity securities or commodities, and these underlying funds may engage in derivative transactions. The Strategic Income Fund may also invest, to a limited extent, in derivative securities, primarily for hedging purposes. The Strategic Income Fund may engage in active trading of its portfolio securities as a result of its overall strategy, the effects of which are described below under "High Turnover Risk."

The Fund has adopted a policy that it will not purchase illiquid securities for its portfolio. However, this policy does not prohibit the Fund from purchasing Rule 144A securities that a sub-adviser determines to be liquid based on guidelines adopted by the Board of Trustees. Rule 144A of the Securities Act of 1933 allows a broader institutional trading market for securities otherwise subject to restriction on their resale to the general public. Rule 144A establishes a "safe harbor" from the registration requirements for resales of certain securities to qualified institutional buyers. Once in the Fund's portfolio, the Fund may continue to hold Rule 144A securities that subsequently become illiquid.

The Manager determines how the Strategic Income Fund's assets will be allocated among various types of investments. The Manager periodically rebalances the Strategic Income Fund's asset allocation (including allocation among the various sub-advisers) in response to market conditions, as well as to ensure an appropriate mix of elements in the Strategic Income Fund. From time to time, rather than allocating assets to a particular sub-adviser, the Manager may instead manage those assets directly by investing them in other investment companies or ETFs that invest primarily in fixed income securities, generally based on various fixed income market indices, sectors, industries, market capitalizations, investment styles, countries or geographic regions.

Principal Risks of Investing in the Strategic Income Fund

All investments involve risks, and the Fund cannot guarantee that it will achieve its investment objective. An investment in the Fund is not insured or guaranteed by the FDIC or any other government agency. As with any mutual fund investment, the Fund's returns and share price will fluctuate, and your shares at redemption may be worth less than your initial investment. Below are some of the specific risks of investing in the Fund.

Debt Securities Risks. Debt securities are subject to the following risks:
1. **Credit Risk.** The issuer of a fixed income security may not be able to make interest and principal payments when due. Generally, the lower the credit rating of a security, the greater the risk that the issuer will default on its obligations.
2. **Change in Rating Risk.** If a rating agency gives a fixed income security a lower rating, the value of the fixed income security will decline because investors will demand a higher rate of return.

3. **Interest Rate Risk.** The value of debt securities may fluctuate based upon changes in interest rates and market conditions. As interest rates rise, the value of most fixed income securities decreases to adjust price to market yields. Interest rate risk is greater for long-term debt securities than for short-term and floating rate securities.

4. **Duration Risk.** Prices of debt securities with longer effective maturities are more sensitive to interest rate changes than those with shorter effective maturities.

5. **Prepayment and Extension Risk.** As interest rates decline, the issuers of debt securities may prepay principal earlier than scheduled, forcing it to reinvest in lower yielding securities. As interest rates increase, slower than expected principal payments may extend the average life of fixed income securities, locking in below-market interest rates and reducing the value of these securities. To the extent that the Strategic Income Fund invests in mortgage-backed securities, there is a greater risk that it will lose money due to prepayment and extension risks associated with these securities.

6. **Premium/Discount Risk.** When the Strategic Income Fund buys a fixed income security at a premium to its face value, it will be subject to the risk that the entire coupon (interest rate) may be less than the premium paid. Over time the net asset value of the Strategic Income Fund will decline, because the premium on the fixed income security declines as it approaches maturity (at maturity the market price of a fixed income security equals its face value). The declining premium lowers the value of the security in its portfolio. Thus the Strategic Income Fund may have attained a higher payout over the life of the fixed income security, but at the expense of an erosion in the value of such security over time. Premium erosion is most frequent among government and investment-grade corporate bond funds.

Mortgage-Related and Asset-Backed Securities Risk. Mortgage-related securities include pass-through securities, collateralized mortgage obligations ("CMOs"), commercial mortgage-backed securities, mortgage dollar rolls, CMO residuals, stripped mortgage-backed securities and other securities that directly or indirectly represent a participation in, or are secured by and payable from, mortgage loans on real property. The value of some mortgage- or asset-backed securities may be particularly sensitive to changes in prevailing interest rates. Early repayment of principal on some mortgage-related securities may expose the Fund to a lower rate of return upon reinvestment of principal. When interest rates rise, the value of a mortgage-related security generally will decline; however, when interest rates are declining, the value of mortgage-related securities with prepayment features may not increase as much as other fixed income securities. The value of these securities may fluctuate in response to the market's perception of the creditworthiness of the issuers. Asset-backed securities may be issued by government agencies, such as Freddie Mac or Fannie Mae, or by non-government agencies, including banks and other financial services institutions. Asset-backed securities typically are supported by some form of credit enhancement, such as a letter of credit, surety bond, limited guaranty or senior subordination. The degree of credit enhancement varies, but generally amounts to only a fraction of the asset-backed security's par value until exhausted. If the credit enhancement is exhausted, certificateholders may experience losses or delays in payment if the required payments of principal and interest are not made to the trust with respect to the underlying loans. Asset-backed securities may also be supported by a pool of loans, including credit card loans, automobile loans, equipment loans, etc, some of which may not be secured. The value of these securities also may change because of changes in the market's perception of the creditworthiness

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of the servicing agent for the loan pool, the originator of the loans or the financial institution providing the credit enhancement. In addition, these securities also may be subject to prepayments which may shorten the securities' weighted average life and may lower their return.

High Yield Securities Risk. The Fund may be subject to greater levels of interest rate and credit risk as a result of investing in high yield securities and unrated securities of similar credit quality (junk bonds) than funds that do not invest in such securities. These securities are considered predominately speculative with respect to the issuer's continuing ability to make principal and interest payments. An economic downturn or period of rising interest rates could adversely affect the market for these securities and reduce the Fund's ability to sell these securities (liquidity risk). If the issuer of a security is in default with respect to interest or principal payments, the Strategic Income Fund may lose its entire investment.

Municipal Securities Risk. Municipal securities are subject to the risk that legislative changes and local and business developments may adversely affect the yield or value of the Strategic Income Fund's investments in such securities. In addition, in order to be tax-exempt, municipal securities must meet certain legal requirements. Failure to meet such requirements may cause the interest received by the Strategic Income Fund on the municipal securities to be taxable. Changes or proposed changes in federal tax laws and credit ratings of this sector may also cause the prices of municipal securities to fall and, thereby, adversely affect the Strategic Income Fund's investment.

Mortgage-Related and Asset-Backed Securities Risk. The value of some mortgage- or asset-backed securities may be particularly sensitive to changes in prevailing interest rates. Early repayment of principal on some mortgage-related securities may expose the Strategic Income Fund to a lower rate of return upon reinvestment of principal. When interest rates rise, the value of a mortgage-related security generally will decline; however, when interest rates are declining, the value of mortgage-related securities with prepayment features may not increase as much as other fixed income securities. The value of these securities may fluctuate in response to the market's perception of the creditworthiness of the issuers. Asset-backed securities typically are supported by some form of credit enhancement, such as a letter of credit, surety bond, limited guaranty or senior subordination. The degree of credit enhancement varies, but generally amounts to only a fraction of the asset-backed security's par value until exhausted. If the credit enhancement is exhausted, certificateholders may experience losses or delays in payment if the required payments of principal and interest are not made to the trust with respect to the underlying loans.

Foreign Securities Risk. Investments in securities issued by entities based outside the United States may result in the Fund experiencing rapid and extreme value changes due to currency controls; different accounting, auditing, financial reporting, and legal standards and practices; political and diplomatic changes and developments; expropriation; changes in tax policy; greater market volatility; differing securities market structures; higher transaction costs; and various administrative difficulties, such as delays in clearing and settling portfolio transactions or in receiving payment of dividends. These risks may be heightened in connection with investments in developing and emerging countries.

Foreign Currency Risk. Securities of foreign companies may be denominated in foreign currencies and, therefore, may be riskier than U.S. investments because of fluctuations in currency exchange rates. The value of securities denominated in foreign currency can change when foreign currencies strengthen or weaken relative to the U.S. dollar. These currency movements may negatively impact the value of the Fund's portfolio even when there is no change in the value of the related securities in the issuer's home country. To the extent that the E Fund engages in hedging of foreign currencies by entering into derivative transactions with respect to a currency whose value is expected to correlate to the value of a currency that the Fund owns or wants to own, this presents the risk that the two currencies may not move in relation to one another as expected. In that case, the Fund could lose money on its investment and also lose money on the position designed to act as a hedge. To the extent that foreign exchange rates do not move in the direction anticipated by a sub-adviser, the Fund will lose money on its foreign currency positions.

Management Risk. The ability of the Fund to meet its investment objectives is directly related to the investment allocation strategies established by the Manager, including its ability to select appropriate sub-advisers to manage the Fund's portfolio. The Fund's return will vary depending on the effectiveness of the sub-advisers, including each sub-adviser's research and analysis capabilities. If the sub-adviser's assessment of the prospects for individual securities is incorrect, it could result in significant losses in the Fund's investment in those securities, which can also result in possible losses overall for the Fund.

Risks of Other Investment Companies. When the Fund invests in an underlying mutual fund or ETF, the Fund indirectly will bear its proportionate share of any fees and expenses payable directly by the underlying fund. Therefore, the Fund will incur higher expenses, many of which may be duplicative. In addition, the Fund may be affected by losses of the underlying funds and the level of risk arising from the investment practices of the underlying funds (such as the use of leverage by the funds). The Fund has no control over the investments and related risks taken by the underlying funds in which it invests. ETFs are subject to additional risks such as the fact that the market price of its shares may trade above or below its net asset value; an active market may not develop, it may employ a strategy that utilizes high leverage ratios; and trading of its shares may be halted under certain circumstances. To the extent that the Fund invests in inverse or leveraged ETFs, the value of the Fund's investment will decrease when the index underlying the ETF's benchmark rises, a result that is the opposite from traditional equity or bond funds. The net asset value and market price of leveraged or inverse ETFs is usually more volatile than the value of the tracked index or of other ETFs that do not use leverage. Inverse and leveraged ETFs use investment techniques and financial instruments that may be considered aggressive, including the use of derivative transactions and short selling techniques. To the extent that the Fund invests in ETFs that invest in commodities, which are real assets such as oil, agriculture, livestock, industrial metals, and precious metals such as gold or silver, the Fund will be subject to additional risks. The values of commodity-based ETFs are highly dependent on the prices of the related commodity and the demand and supply of these commodities may fluctuate widely. Commodity ETFs may use derivatives which exposes them to further risks, including counterparty risk (i.e., the risk that the institution on the other side of their trade will default).

Preferred Stock Risk. Preferred stocks rated in the lowest categories of investment grade have speculative characteristics. Changes in economic conditions or other circumstances that have a negative impact on the issuer are more likely to lead to a weakened capacity to pay the preferred stock obligations than is the case with higher grade securities.

Convertible Securities Risk. When the market price of a common stock underlying a convertible security decreases in response to the activities and financial prospects of the company, the value of the convertible security may also decrease. The issuer of the convertible security may not be able to make interest and principal payments when due. Generally, the lower the credit rating of a security, the greater the risk that the issuer will default on its obligation. If the issuer defaults and the value of the security declines, the Fund's share price may decline.

Derivatives Risk. Investments by the Fund (or an underlying fund) in derivatives may expose it to various risks. The value of derivative investments may rise or fall more rapidly than other investments, and could result in the Fund losing more than the amount invested in the derivative instrument in the first place. There is also risk that a sub-adviser could be incorrect in its expectations about the direction or extent of various market movements. Derivative instruments also involve the risk that other parties to the derivative contract may fail to meet their obligations, which could cause losses. When the Fund enters into derivative transactions for hedging purposes, it is attempting to limit the effects of adverse market movements. However, the expenses involved may cause the Fund's return to be less than if hedging had not taken place. The Fund also could experience losses that reduce its returns if the indices underlying its derivative positions entered into for hedging purposes are not closely correlated with its other investments, or if the Fund is unable to close out a position because the market for an option or futures contract becomes illiquid. Derivatives typically involve the use of leverage and, as a result, a small investment in derivatives could have a potentially large impact on the Fund's performance; certain gains or losses could be amplified, increasing movements in the share price of the Fund.

Illiquidity Risk. Although the Fund will only purchase Rule 144A securities that are deemed liquid by a sub-adviser, such securities may subsequently become illiquid if, for example, dealers or institutional investors are no longer interested in purchasing the securities. In such event, the Fund may find it difficult to dispose of the securities at a fair price and at the times when the Fund believes it is desirable to do so.

High Turnover Risk. The Fund's investment strategy involves active trading and will result in a high portfolio turnover rate. A high portfolio turnover can result in correspondingly greater brokerage commission expenses. A high portfolio turnover also may result in the distribution to shareholders of additional capital gains for tax purposes, some of which may be taxable at ordinary income rates. These factors may negatively affect the Fund's performance.

Your investment in the Fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. You may lose money by investing in the Fund. The likelihood of loss may be greater if you invest for a shorter period of time.

Is the Strategic Income Fund right for you?

The Strategic Income Fund may be suitable for:

- investors seeking to diversify their holdings with bonds and other fixed income securities within the convenience of a single fund; and
- investors who want to hire a professional to shift their assets between different types of investments as market conditions change.

General

The investment objective of the Strategic Income Fund, including its policy of investing at least 80% of its assets in fixed income securities under normal circumstances, may be changed without shareholder approval. The Strategic Income Fund's policy of investing at least 80% of its assets in fixed income securities may be changed upon 60 days' advance notice to shareholders.

From time to time, the Strategic Income Fund may take temporary defensive positions that are inconsistent with its principal investment strategies, in attempting to respond to adverse market, economic, political or other conditions. For example, the Strategic Income Fund may hold up to 100% of its assets in money market funds, short-term investment grade money market instruments, including U.S. government and agency securities, commercial paper, certificates of deposit or other cash equivalents. To the extent consistent with the Strategic Income Fund's principal strategies as described above, including its policy to invest at least 80% of its assets in fixed income securities during normal market conditions, the Strategic Income Fund may also invest in such instruments at any time to maintain liquidity or pending selection of investments in accordance with its investment strategies. As a result of engaging in these temporary measures, the Strategic Income Fund may not achieve its investment objective.

Portfolio Holdings

A description of the Fund's policies and procedures with respect to the disclosure of the Fund's portfolio securities is available in the Fund's Statement of Additional Information.


ACCOUNT INFORMATION


How to Buy Shares

Shares of each Fund are available exclusively to U.S. citizens. To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. This means that when you open an account, we will ask for your name, residential address, date of birth, government identification number and other information that will allow us to identify you. We also may ask to see your driver's license or other identifying documents, and may take additional steps to verify your identity. If we do not receive these required pieces of information, there may be a delay in processing your investment request, which could subject your investment to market risk. If we are unable to immediately verify your identity, the Funds may restrict further investment until your identity is verified. However, if we are unable to verify your identity, the Funds reserve the right to close your account without notice and return your investment to you at the applicable Fund's NAV determined on the day in which your account is closed. If we close your account because we are unable to verify your identity, your investment will be subject to market fluctuation, which could result in a loss of a portion of your principal investment.

The minimum initial investment in each Fund is $2,000; subsequent investments are subject to a minimum of $100 for each account. Each Fund may, in its sole discretion, waive or lower these minimums in certain circumstances, such as with respect to purchases by clients of the Manager and/or its affiliates, or investors who invest in the Fund through an asset-based fee program offered by a financial intermediary. If your investment is aggregated into an omnibus account established by an investment adviser, broker or other intermediary, the account minimums apply to the omnibus account, not to your individual investment; however, the financial intermediary may also impose minimum requirements that are different from those set forth in this prospectus. If you choose to purchase or redeem shares directly from a Fund, you will not incur charges on purchases and redemptions (other than for short-term redemptions). However, if you purchase or redeem shares through a broker-dealer or another intermediary, you may be charged a fee by that intermediary.

<u>Initial Purchase</u>

By Mail - Your initial purchase request must include:

- a completed and signed investment application form; and
- a personal check with name pre-printed (subject to the minimum amount) made payable to the applicable Fund.

Mail the application and check to:

U.S. Mail: 3 to 1 Funds
c/o Unified Fund Services, Inc.
P.O. Box 6110
Indianapolis, Indiana 46206-6110

Overnight: 3 to 1 Funds
c/o Unified Fund Services, Inc.
2960 N. Meridian St., Suite 300
Indianapolis, Indiana 46208

By Wire - You may also purchase shares of a Fund by wiring federal funds from your bank, which may charge you a fee for doing so. To wire money, you must call Shareholder Services at (866) 616-4848 to obtain instructions on how to set up your account and to obtain an account number.

You must provide a signed application to Unified Fund Services, Inc., at the above address in order to complete your initial wire purchase. Wire orders will be accepted only on a day on which the Funds, their custodian and transfer agent are open for business. A wire purchase will not be considered made until the wired money is received and the purchase is accepted by a Fund. The purchase price per share will be the net asset value next determined after the wire purchase is received by a Fund. Any delays which may occur in wiring money, including delays which may occur in processing by the banks, are not the responsibility of the Funds or the transfer agent. There is presently no fee for the receipt of wired funds, but the Funds may charge shareholders for this service in the future.

Additional Investments

You may purchase additional shares of a Fund (subject to minimum investment requirements) at any time by mail, wire or automatic investment. Each additional mail purchase request must contain:

- your name
- the name on your account(s)
- your account number(s)
- the name of the Fund
- a check made payable to the applicable Fund

Checks should be sent to the applicable Fund at the address listed under the heading "Initial Purchase – By Mail" in this prospectus. To send a bank wire, call Shareholder Services at (866) 616-4848 to obtain instructions.

Automatic Investment Plan

You may make regular investments in a Fund with an Automatic Investment Plan by completing the appropriate section of the account application or completing a systematic investment plan form with the proper signature guarantee and attaching a voided personal check. Investments may be made monthly to allow dollar-cost averaging by automatically deducting $100 or more from your bank checking account. You may change the amount of your monthly purchase at any time. If an Automatic Investment Plan purchase is rejected by your bank, your shareholder account will be charged a fee to defray bank charges.

Tax Sheltered Retirement Plans

Shares of the Funds may be an appropriate investment for tax-sheltered retirement plans, including: individual retirement plans (IRAs); simplified employee pensions (SEPs); 401(k) plans; qualified corporate pension and profit-sharing plans (for employees); 403(b) plans and other tax-deferred investment plans (for employees of public school systems and certain types of charitable organizations); and other qualified retirement plans. Please contact Shareholder Services at (866) 616-4848 for information regarding opening an IRA or other retirement account. Please consult with an attorney or tax adviser regarding these plans.

Distribution Plans

Each Fund has adopted a plan under Rule 12b-1 of the Investment Company Act of 1940 (the "Plan") pursuant to which the Fund is authorized to pay a fee of 0.25% to the Fund's Manager or any broker-dealer, bank, investment adviser or other financial institution that assists the Fund in the sale and distribution of such Fund's shares or that provides shareholder servicing to its shareholders. These fees will, over time, increase the cost of your investment in a Fund's shares and may cost you more than paying other types of sales charges because these fees are paid out of a Fund's assets on an on-going basis. The Funds have not implemented the 12b-1 Plans, although a Fund may do so at any time upon notice to shareholders after April 30, 2011.

Other Purchase Information

Each Fund may limit the amount of purchases and refuse to sell shares to any person. If your check or wire does not clear, you will be responsible for any loss incurred by a Fund. You may be prohibited or restricted from making future purchases in such Fund. Checks must be made payable to the Fund in which you wish to invest. Each Fund and its transfer agent may refuse any purchase order for any reason. Cash, third party checks (except for properly endorsed IRA rollover checks), counter checks, starter checks, traveler's checks, money orders, credit card checks, and checks drawn on non-U.S. financial institutions will not be accepted. Cashier's checks and bank official checks may be accepted in amounts greater than $10,000. In such cases, a fifteen (15) business day hold will be applied to the funds (which means that you may not redeem your shares until the holding period has expired). Cashier's checks and bank official checks in amounts less than $10,000 will also be accepted for IRA transfers from other financial institutions.

Each Fund has authorized certain broker-dealers and other financial institutions (including their designated intermediaries) to accept on its behalf purchase and sell orders. A Fund is deemed to have received an order when the authorized person or designee accepts the order, and the order is processed at the net asset value next calculated thereafter. It is the responsibility of the broker-dealer or other financial institution to transmit orders promptly to the Fund's transfer agent.

How To Exchange Shares

You may exchange shares of one Fund for shares of the other Fund. You also may exchange shares of either Fund for shares of the Liquid Green Account utilizing Investment A Shares of the Huntington Money Market Fund, a separately managed money market fund (the "Money Market Fund"), or shares of the Money Market Fund for shares of a Fund. Exchanges to (or from) the Money Market Fund may be made only if the Money Market Fund is registered in your state of residence. The exchange privilege with the Money Market Fund does not constitute an offering or recommendation of the Money Market Fund.

You may call Shareholder Services at (866) 616-4848 to obtain the Money Market Fund's prospectus and to exchange shares. It is your responsibility to obtain and read a prospectus of the Money Market Fund before you make an exchange with the Money Market

Fund. By giving exchange instructions for the Money Market Fund, you will be deemed to have acknowledged receipt of the prospectus for the Money Market Fund.

In general, the same rules and procedures that apply to sales and purchases apply to exchanges. An exchange may also be made by written request signed by all registered owners of the account mailed to the address listed above.

An exchange is made by selling shares of a Fund (or the Money Market Fund) and using the proceeds to buy shares of the other Fund (or the Money Market Fund), with the NAV for the sale and the purchase calculated for each fund as described in its current prospectus. An exchange results in a sale of shares for federal income tax purposes. If you make use of the exchange privilege, you may realize either a long-term or short-term capital gain or loss on the shares sold.

Requests for exchanges will be processed at the next calculated NAV after receipt of the request (i.e., prior to close of trading on the New York Stock Exchange (typically 4:00 p.m. Eastern time)). Before making an exchange, you should consider the investment objective of the fund to be purchased. If your exchange creates a new account, you must satisfy the requirements of the fund in which shares are being purchased. You may make an exchange to a new account or an existing account; however, the account ownership must be identical. Exchanges may be made only in states where an exchange may legally be made. The Funds reserve the right to terminate or modify the exchange privilege at any time.

How To Redeem Shares

You may receive redemption payments by check or federal wire transfer. The proceeds may be more or less than the purchase price of your shares, depending on the market value of the applicable Fund's securities at the time of your redemption. A wire transfer fee of $15 is charged to defray custodial charges for redemptions paid by wire transfer. This fee is subject to change. Any charges for wire redemptions will be deducted from your account by redemption of shares. The Funds do not intend to redeem shares in any form except cash. However, if the amount you are redeeming is over the lesser of $250,000 or 1% of a Fund's net asset value, the Fund has the right to redeem your shares by giving you the amount that exceeds the lesser of $250,000 or 1% of the Fund's net asset value in securities instead of cash. In the event that an in-kind distribution is made, a shareholder may incur additional expenses, such as the payment of brokerage commissions, on the sale or other disposition of the securities received from the Fund. If you redeem your shares through a broker-dealer or other institution, you may be charged a fee by that institution.

By Mail - You may redeem any part of your account in a Fund at no charge by mail. Your request should be addressed to:

U.S. Mail:	3 to 1 Funds
	c/o Unified Fund Services, Inc.
	P.O. Box 6110
	Indianapolis, Indiana 46206-6110

Overnight: 3 to 1 Funds
c/o Unified Fund Services, Inc.
2960 N. Meridian St., Suite 300
Indianapolis, Indiana 46208

Your request for a redemption must include your letter of instruction, including the Fund name, your account number and account name(s), your address, and the dollar amount or number of shares you wish to redeem. Requests to sell shares that are received in good order are processed at the net asset value next calculated after a Fund receives your order in proper form. To be in proper order, your request must be signed by all registered share owner(s) in the exact name(s) and any special capacity in which they are registered. The Funds may require that signatures be guaranteed if you request the redemption check be made payable to any person other than the shareholder(s) of record or mailed to an address other than the address of record, or if the mailing address has been changed within 30 days of the redemption request. The Funds may also require a signature guarantee for redemptions of $25,000 or more. Signature guarantees are for the protection of shareholders. All redemptions requiring a signature guarantee must utilize a New Technology Medallion stamp, generally available from the bank where you maintain your checking or savings account. You can obtain a signature guarantee from most banks and securities dealers, but not from a notary public. For joint accounts, both signatures must be guaranteed. Please call Shareholder Services at (866) 616-4848 if you have questions. At the discretion of a Fund or its transfer agent, you may be required to furnish additional legal documents to insure proper authorization.

By Telephone - You may redeem any part of your account (up to $25,000) in a Fund by calling Shareholder Services at (866) 616-4848. You must first complete the Optional Telephone Redemption and Exchange section of the investment application or provide a signed letter of instruction with the proper signature guarantee stamp to institute this option. The Funds, the transfer agent and custodian are not liable for following redemption instructions communicated by telephone to the extent that they reasonably believe the telephone instructions to be genuine. Procedures employed may include recording telephone instructions and requiring a form of personal identification from the caller.

The Funds or the transfer agent may terminate the telephone redemption procedures at any time. If you are unable to reach a Fund by telephone, you may request a redemption by mail.

Funds' Policy on Market Timing - The Funds discourage market timing. Market timing is an investment strategy using frequent purchases, redemptions and/or exchanges in an attempt to profit from short-term market movements. Market timing may result in dilution of the value of a Fund's shares held by long-term shareholders, disrupt portfolio management and increase Fund expenses for all shareholders. The Board of Trustees has adopted a policy directing each Fund to reject any purchase order with respect to any investor, a related group of investors or their agent(s), where it detects a pattern of purchases and sales of a Fund that indicates market timing or trading that it determines is abusive. This policy generally applies to all shareholders of the Funds. The Board of Trustees also has adopted a redemption policy to discourage short term traders and/or market timers from investing in the Funds. A 2.00% short-term redemption fee will be assessed by a Fund against investment proceeds withdrawn within 30 calendar days of investment. Fund shares received from reinvested distributions or capital gains are not subject to the redemption fee. After excluding any shares that are associated with reinvested distributions from the redemption fee calculation, the Funds use a "first-in, first-out" method to determine the 30-day holding period. Thus, if you bought shares on different days, the shares purchased first will be redeemed first for purposes of determining whether the redemption fee applies. The proceeds collected from redemption fees will be retained by the applicable Fund for the benefit of existing shareholders.

If you invest in a Fund through a bank, broker-dealer, 401(k) plan, financial adviser, financial supermarket or other financial intermediary, the financial intermediary may, in lieu of charging the redemption fee set forth in this Prospectus, enforce its own market timing policy. "Omnibus accounts" that include multiple customers of the financial intermediary also will be exempt from the redemption fee if the financial intermediary does not track and/or process redemption fees. Additionally, the transfer of shares from one retirement account to another, accounts participating in a wrap fee program and redemptions caused by decisions of employer-sponsored retirement plans may be exempt from the redemption fee. Redemption fees may be waived for mandatory retirement withdrawals, systematic withdrawals, redemptions made to pay for various administrative fees and, at the sole discretion of the Funds' Manager, due to changes in an investor's circumstances, such as death. No exceptions will be granted to persons believed to be "market-timers."

While each Fund attempts to deter market timing, there is no assurance that a Fund will be able to identify and eliminate all market timers. For example, omnibus accounts typically provide a Fund with a net purchase or redemption request on any given day where purchasers and redeemers of Fund shares are netted against one another and the identities of individual purchasers and redeemers whose orders are aggregated is not known by the Fund. The netting effect often makes it more difficult to apply redemption fees, and there can be no assurance that a Fund will be able to apply the fee to such accounts in an effective manner. Despite the Funds' efforts to detect and prevent abusive trading activities, it may be difficult for a Fund to identify such activity in certain omnibus accounts traded through financial intermediaries since the Fund may not have knowledge of the identity of individual investors and their transactions in such accounts. Under a federal rule, each Fund is required to have an agreement with its intermediaries obligating the intermediaries to provide, upon the Fund's request, information regarding the intermediaries' customers and their transactions. However, there can be no guarantee that all excessive, short-term or other abusive trading activities will be detected, even though such an agreement is in place. Certain Financial Intermediaries, in particular retirement plan sponsors and administrators, may have less restrictive policies regarding short-term trading. In addition to the redemption fee, each Fund reserves the right to reject any purchase order for any reason, including purchase orders that it does not think are in the best interest of the Fund or its shareholders, or if the Fund thinks that trading is abusive. Neither Fund has entered into any arrangements with any person to permit frequent purchases and redemptions of Fund shares.

Additional Information - If you are not certain of the requirements for a redemption please call Shareholder Services at (866) 616-4848. Redemptions specifying a certain date or share price cannot be accepted and will be returned. You will be mailed the proceeds on or before the fifth business day following the redemption. However, payment for redemption made against shares purchased by check will be made only after the check has been collected, which normally may take up to fifteen calendar days. Also, when the New York Stock Exchange is closed (or when trading is restricted) for any reason other than its customary weekend or holiday closing, or under any emergency circumstances (as determined by the Securities and Exchange Commission) the Funds may suspend redemptions or postpone payment dates. You may be assessed a fee if a Fund incurs bank charges because you direct the Fund to re-issue a redemption check.

Redemption proceeds sent by check by a Fund and not cashed within 180 days will be reinvested in the same Fund at the current day's NAV. Redemption proceeds that are reinvested are subject to the risk of loss like any other investment in the Fund.

Because the Funds incur certain fixed costs in maintaining shareholder accounts, a Fund may require you to redeem all of your shares in the Fund on 30 days' written notice if the value of your shares in the Fund is less than $2,000 due to redemptions, or such other minimum amount as the Fund may determine from time to time. You may increase the value of your shares in the Fund to the minimum amount within the 30-day period. All shares of each Fund are also subject to involuntary redemption if the Board of Trustees determines to liquidate the Fund. In such event, the Fund will provide notice to shareholders, but the Fund will not be required to obtain shareholder approval prior to such liquidation. An involuntary liquidation will create a capital gain or capital loss which may have tax consequences about which you should consult your tax adviser.

Determination of Net Asset Value

The price you pay for your shares is based on a Fund's net asset value per share (NAV). The NAV is calculated at the close of trading (normally 4:00 p.m. Eastern time) on each day the New York Stock Exchange is open for business (the Stock Exchange is closed on weekends, Federal holidays and Good Friday). The NAV is calculated by dividing the value of a Fund's total assets (including interest and dividends accrued but not yet received) minus liabilities (including accrued expenses) by the total number of shares outstanding. Requests to purchase and sell shares are processed at the NAV next calculated after a Fund receives your order in proper form.

A Fund's assets generally are valued at their market value. If market quotations are not readily available, the security will be valued at a fair value (the amount which the Fund might reasonably expect to receive for the security upon its current sale) as determined in good faith by the Manager or relevant sub-adviser pursuant to procedures approved by the Board of Trustees. Fair value pricing also is permitted if, in the opinion of the Manager or a sub-adviser, the validity of market quotations appears to be questionable due to factors such as evidence of a thin market in the security based on a small number of quotations, a significant event occurs after the close of a market but before a Fund's NAV calculation that may affect a security's value, or the Manager or sub-adviser is aware of any other data that calls into question the reliability of market quotations. For example, an underlying fund in which a Fund invests may fail to calculate its NAV as of the NYSE close. Also, investments in derivatives, such as futures contracts and options on futures contracts, are more likely to trigger fair valuation than investments in other securities. Without fair value pricing, short-term traders could take advantage of the arbitrage opportunity and dilute the NAV of long-term investors. Fair valuation of a Fund's portfolio securities can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that fair value pricing policies will prevent dilution of the Fund's NAV by short-term traders or that a Fund will realize fair valuation upon the sale of a security.

Dividends, Distributions and Taxes

Dividends and Distributions. Each Fund typically distributes as dividends to its shareholders substantially all of its net investment income and any realized net capital gains. These distributions are automatically reinvested in the applicable Fund unless you request cash distributions on your application or through a written request to the Fund. The Strategic Income Fund's distributions will consist of dividends and net realized capital gains. The Equity Fund's distributions will consist primarily of net realized capital gains.

Taxes. Net investment income distributed by a Fund generally will consist of interest income, if any, and dividends received on investments, less expenses. The dividends you receive, whether or not reinvested, will be taxed as ordinary income except as described below (including in the table).

The Equity Fund normally will distribute net realized capital gains to its shareholders once a year, and may make additional distributions as it deems desirable at any other time during a particular year. The Strategic Income Fund normally will distribute dividends and net realized capital gains to its shareholders annually, and may make additional distributions as it deems desirable at any other time during a particular year. Capital gains are generated when a Fund sells its capital assets for a profit. Capital gains are taxed differently depending on how long the Fund has held the capital asset sold. Distributions of gains recognized on the sale of capital assets held for one year or less are taxed at ordinary income rates; distributions of gains recognized on the sale of capital assets held longer than one year are taxed at long-term capital gains rates regardless of how long you have held your shares. If a Fund distributes an amount exceeding its income and gains, this excess will generally be treated as a non-taxable return of capital. Special rules govern the treatment of certain gains from hedging strategies which may result in only a portion of any such gains being taxed at long-term capital gains rates.

Unless you indicate another option on your account application, any dividends and capital gain distributions paid to you by a Fund automatically will be invested in additional shares of the Fund. Alternatively, you may elect to have: (1) dividends paid to you in cash and the amount of any capital gain distributions reinvested; or (2) the full amount of any dividends and capital gain distributions paid to you in cash. Each Fund will send dividends and capital gain distributions elected to be received as cash to the address of record or bank of record on the applicable account. Your distribution option will automatically be converted to having all dividends and other distributions reinvested in additional shares if any of the following occur:

- Postal or other delivery service is unable to deliver checks to the address of record;
- Dividends and capital gain distributions are not cashed within 180 days; or
- Bank account of record is no longer valid.

39

Dividends and capital gain distribution checks issued by a Fund which are not cashed within 180 days will be reinvested in the same Fund at the current day's NAV. When reinvested, those amounts are subject to the risk of loss like any other investment in the Fund.

You may want to avoid making a substantial investment when a Fund is about to make a taxable distribution because you would be responsible for any taxes on the distribution regardless of how long you have owned your shares.

Selling shares (including redemptions) and receiving distributions (whether reinvested or taken in cash) usually are taxable events to a Fund's shareholders. These transactions typically create the following tax liabilities for taxable accounts:

Summary of Certain Federal Income Tax Consequences for Taxable Accounts

The following discussion reflects the enactment of the Jobs and Growth Tax Relief Reconciliation Act of 2003 and the Tax Increase Prevention and Reconciliation Act of 2005 (collectively, the "Tax Acts").

Type of Transaction	Tax Status
Qualified dividend income	Generally maximum 15% on non-corporate taxpayers
Net short-term capital gain distributions	Ordinary income rate
Net long-term capital gain distributions	Generally maximum 15% on non-corporate taxpayers*
Sales of shares (including redemptions) owned more than one year	Gains taxed at generally maximum 15% on non-corporate taxpayers*
Sales of shares (including redemptions) owned for one year or less	Gains are taxed at the same rate as ordinary income; losses are subject to special rules

*For gains realized between May 6, 2003 and December 31, 2010.

Under the Tax Acts, effective for taxable years after December 31, 2002 through December 31, 2010, designated dividends paid by a Fund to non-corporate shareholders generally will qualify for a maximum federal income tax rate of 15% to the extent such dividends are attributable to qualified dividend income from the Fund's investment in common and preferred stock of U.S. and foreign corporations, provided that certain holding period and other requirements are met. However, to the extent that a Fund has ordinary income from investments in debt securities, for example, such as interest income, dividends paid by the Fund and attributable to that income will not qualify for the reduced tax rate.

If shares of a Fund are purchased within 30 days before or after redeeming other shares of the Fund at a loss, all or a portion of that loss will not be deductible and will increase the basis of the newly purchased shares. If shares of a Fund are sold at a loss after being held by a shareholder for six months or less, the loss will be a long-term, instead of short-term, capital loss to the extent of any capital gain distributions received on the shares.

If you are a non-corporate shareholder and if a Fund does not have your correct social security or other taxpayer identification number, federal law requires us to withhold and pay to the Internal Revenue Service 28% of your distributions and sales proceeds. If you are subject to back up withholding, we also will withhold and pay to the IRS 28% of your distributions (under current law). Any tax withheld may be applied against the tax liability on your federal income tax return.

Because your tax situation is unique, you should consult your tax professional about federal, state and local tax consequences.

ADDITIONAL INFORMATION ABOUT MANAGEMENT OF THE FUNDS

Manager

The Funds have entered into Management Agreements with Envestnet Asset Management, Inc., located at 35 East Wacker Drive, 24th Floor, Chicago, Illinois 60601, pursuant to which the Manager is responsible for managing the Funds' investments and providing a continuous investment program for the Funds, subject to the oversight of the Board of Trustees. The Manager is a wealth management firm founded in 1999, which provides investment management services to investment advisers and institutional and individual investors. As of March 31, 2010, the Manager managed approximately $___ billion in assets, including other mutual funds.

Subject to the general oversight of the Board of Trustees, the Manager manages the Funds using the "manager of managers" approach discussed in the "Overview" section above. The Manager is responsible for supervising the hiring, termination and replacement of sub-advisers. The Manager determines how the Fund's assets will be allocated among various types of investments, and periodically rebalances the Fund's asset allocation (including allocation among the various sub-advisers). The Manager has ultimate decision-making authority with respect to all matters relating to the Funds.

For its services, the Manager is paid a fee at the annual rate of 1.00% of the average daily net assets of each Fund. The Manager contractually has agreed to waive its management fee and/or to reimburse certain operating expenses, but only to the extent necessary so that each Fund's total annual operating expenses, excluding brokerage fees and commissions, borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short), taxes, any indirect expenses (such as expenses incurred by other investment companies in which the Fund may invest), any 12b-1 fees, and extraordinary litigation expenses, do not exceed 1.15% of the Fund's average daily net assets. The contractual agreement is in effect through April 30, 2011. Each fee waiver and expense reimbursement by the Manager for a Fund is subject to repayment by the applicable Fund within the three fiscal years following the fiscal year in which the expense was incurred, provided that the Fund is able to make the repayment without exceeding the above expense limitation. During the fiscal year ended December 31, 2009, the Manager actually received a fee equal to ____% (after waiver and reimbursement) from the Equity Fund and ____% from the Strategic Income Fund.

The Manager typically allocates each Fund's assets among various sub-advisers who manage such assets. However, from time to time, the Manager may directly manage and invest a Fund's assets. In such cases, the Manager's Investment Committee, whose members are listed below, is responsible for these direct investments. The members of the Manager's Investment Committee are jointly responsible for making investments decisions with respect to the Funds.

Brandon Thomas, *Co-Founder, Chief Investment Officer.* Brandon Thomas is responsible for leading all aspects of the Manager's investment management and research capabilities. Prior to co-founding the Manager in 1999, he was with Nuveen Investments, where he was responsible for managing the firm's equity mutual fund activities. Previously, he was a portfolio manager with a Chicago-based money manager, and started his career as a securities analyst with a Wall Street investment management firm.

Donald Frerichs, CFA, *Senior Vice President.* Don Frerichs has been with the Manager since inception, and its predecessor firms since 1993. Don serves as the Portfolio Manager for the firm's client portfolios comprised of mutual funds selected by the manager on a discretionary basis. From 1989 until 1993, he was with IPC, Inc., a California financial planning firm where he was a financial analyst.

Sub-advisers

The Manager has entered into a Sub-advisory Agreement with each sub-adviser described below, pursuant to which such sub-adviser manages a portion of the relevant Fund's portfolio. Each sub-adviser makes investment decisions for the assets it has been allocated to manage. Subject to oversight by the Board of Trustees, the Manager oversees the sub-advisers' compliance with each Fund's investment objective, policies, strategies and restrictions, and monitors each sub-adviser's adherence to its investment style.

On behalf of the Funds, the Trust has obtained an exemptive order from the SEC (see IC-Release # 28117, the "Exemptive Order") that permits the Manager, subject to certain conditions, including approval of the Board of Trustees but without shareholder approval, to hire sub-advisers, terminate existing sub-advisers or to materially amend the terms of particular Sub-advisory Agreements, or to continue the employment of existing sub-advisers after events that would otherwise cause an automatic termination of a Sub-advisory Agreement. Consequently, subject to Board approval, the Manager has the right to hire, terminate and replace sub-advisers without shareholder approval when the Board of Trustees and the Manager believe that a change would benefit a Fund. Within 90 days of retaining a new sub-adviser, shareholders of the affected Fund will receive notification of the change. The manager of managers structure, as implemented pursuant to the Exemptive Order, enables the Funds to operate with greater efficiency and without incurring the expense and delays associated with obtaining shareholder approval of Sub-advisory Agreements. However, the structure does not permit, without shareholder approval, an increase in the Manager's fee from a Fund, or a change in the Manager's obligations under the Management Agreement, including the Manager's responsibility to monitor and oversee sub-advisory services furnished to the Funds. Furthermore, any Sub-advisory Agreements with affiliates of the Funds or the Manager will require shareholder approval.

The Manager (not the Funds) pays the sub-advisers. For the fiscal year ended December 31, 2009, the aggregate fees paid by the Manager to the Equity Fund's sub-advisers were equal to a weighted average ___% of the Equity Fund's average daily net assets; and the aggregate fees for the Strategic Income Fund were equal to a weighted average ___% of the Strategic Income Fund's average daily net assets.

As of the date of this Prospectus, the following sub-advisers are responsible for the day-to-day management of that portion of a Fund's assets allocated to them by the Manager:

Equity Fund:
>   Aletheia Research and Management, Inc.
>   London Company of Virginia
>   Pictet Asset Management, Ltd.

Strategic Income Fund:
>   SMH Capital Advisors, Inc.
>   Loomis, Sayles & Company, LP

Portfolio Managers

The following provides information about each sub-adviser and its portfolio managers (each, a "Portfolio Manager") who are responsible for the day-to-day management of that portion of each Fund's portfolio allocated to the sub-adviser. The SAI provides additional information about the Portfolio Managers' compensation, other accounts managed by the Portfolio Managers and their ownership of shares of a Fund.

Aletheia Research and Management, Inc. The Manager has entered into a Sub-advisory Agreement with Aletheia Research and Management, Inc. to manage a portion of the Equity Fund's assets. Aletheia, a registered investment adviser, is located at 100 Wilshire Blvd., Suite 1960, Santa Monica, California 90401. Aletheia provides investment management and research services to a variety of clients including high net worth individuals, pension and profit-sharing plans, charitable organizations and pooled investment vehicles. As of March 31, 2010, Aletheia had approximately $___ billion in assets under management. The Equity Fund is the first mutual fund managed by Aletheia Research.

Portfolio Manager - *Peter Eichler, Jr.* Peter Eichler, Jr. is the Portfolio Manager for the segment of the Equity Fund's assets managed by Aletheia Research and Management. Mr. Eichler founded Aletheia Research and Management in 1997, and serves as the firm's

Chairman, CEO and Chief Investment Officer. Mr. Eichler has over 31 years' experience in the investment management industry.

London Company of Virginia. The Manager has entered into a Sub-advisory Agreement with London Company of Virginia to manage a portion of the Equity Fund's assets. London Company, a registered investment adviser, is located at 1801 Bayberry Court, Suite 301, Richmond, Virginia 23226. London Company provides investment management and research services to a diverse mix of accounts including corporations, trusts, foundations, endowments, pensions, banks, high-net-worth individuals and mutual funds. As of March 31, 2010, London Company had approximately $___ million in assets under management.

Portfolio Managers - _Stephen M. Goddard, CFA, Johnathan T. Moody, and J. Wade Stinnette, Jr._ Stephen M. Goddard, CFA and Johnathan T. Moody, are the co-Portfolio Managers equally responsible for the day-to-day management of the segment of the Equity Fund's assets managed by London Company.

- Mr. Goddard founded London Company in 1994, and serves as the firm's Principal and Chief Investment Officer.

- Mr. Moody has served as a Portfolio Manager and Analyst for London Company since 2002.

- Mr. Stinnette has served as a Portfolio Manager for London Company since 2008. Prior to that, he was with Tanglewood Asset Management.

Pictet Asset Management, Ltd.
The Manager has entered into a Sub-advisory Agreement with Pictet Asset Management, Ltd. to manage a portion of the Equity Fund's assets. Pictet, a registered investment adviser, is located at 25 Old Broad Street, Tower 42, Level 37, London, EC2N 1HQ. Pictet is the institutional investment management arm of Pictet Group and encompasses all the operating subsidiaries and divisions of the Pictet Group dedicated to institutional asset management. The Pictet Group is an asset management specialist focusing mainly on the following areas of expertise: private and institutional asset management (including the PMC International Equity Fund, a no-load mutual fund); fund administration; and management, global custody and family office services. As of March 31, 2010 Pictet had approximately $___ billion in assets under management.

Portfolio Managers - _Richard Heelis, Fabio Paolini, and Swee Kheng Lee._ Richard Heelis, Fabio Paolini, and Swee Kheng Lee are the co-Portfolio Managers equally responsible for the day-to-day management of the segment of the Equity Fund's assets managed by Pictet.

- Mr. Heelis joined Pictet in 1999, and is the Head of Regional Equities and Co-Head of EAFE at the firm. Mr. Heelis is Senior Investment Manager and a specialist in Japanese Equities.

- Mr. Paolini joined the firm in 1994, and is Co-Head of the firm's Europe Australia and Far East division. Mr. Paolini has been a Senior Investment Manager since 1999, and is a specialist in European equity securities.

- Ms. Lee joined Pictet in 2007 as a Senior Investment Manager in the Regional Equities team with specific responsibility for EAFE. She began her fund management career at Norwich Union in 1995 (now Morley Fund Management, part of AVIVA) as a fund manager focusing on Asian/Emerging Markets. She has previously worked for Phillips and Drew (now part of UBS), The Central Bank of Malaysia and the Economist Intelligence Unit. Sween Kheng has a BA in PPE and a PhD in Economics from Oxford University. She is also an associate member of the UK Society of Investment Professionals (USKIP).

SMH Capital Advisors, Inc. The Manager has entered into a Sub-advisory Agreement with SMH Capital Advisors, Inc. to manage a portion of the Strategic Income Fund's assets. SMH Capital Advisors is located at 600 Travis, Suite 3100, Houston, Texas 77002, and is a registered investment adviser. SMH Capital Advisors specializes in fixed-income portfolio management services for individuals, corporations and fiduciaries, including money managers and registered investment advisers, pensions, endowments and trusts. As of March 31, 2010, SMH Capital Advisors had approximately $___ billion in assets under management.

Portfolio Managers - *Jeff Cummer and Dwayne Moyers*. Jeff Cummer and Dwayne Moyers are the co-Portfolio Managers for the segment of the Strategic Income Fund's assets managed by SMH Capital Advisors.

- Mr. Cummer is the founder, President and Senior Portfolio Manager of SMH Capital Advisors, and has been with the firm since 1989.

- Mr. Moyers is the Chief Investment Officer and a Senior Portfolio Manager of SMH Capital Advisors, and has been with the firm since 1991.

Loomis, Sayles & Company, LP. The Manager has entered into a Sub-advisory Agreement with Loomis, Sayles & Company, LP ("Loomis Sayles") to manage a portion of the Strategic Income Fund's assets. Loomis Sayles is located at One Financial Center, Boston, MA 02111, and is a registered investment adviser. Loomis Sayles manages equity and fixed income strategies for institutional investors and mutual funds. As of March 31, 2010, Loomis Sayles had approximately $108 billion in assets under management.

Portfolio Managers - Peter W. Palfrey, CFA and Richard G. Raczkowski. Peter W. Palfrey and Richard G. Raczkowski are the co-Portfolio Managers for the segment of the Strategic Income Fund's assets managed by Loomis Sayles.

- Mr. Palfrey is Vice President of Loomis, Sayles & Company and portfolio manager for the Loomis Sayles fixed-income group. He started his investment career in 1983; he joined Loomis Sayles in June 2001 and has been a portfolio manager since he joined the firm. Prior to Loomis Sayles, he worked for Back Bay Advisors from 1993 through May 2001 as senior vice president and portfolio manager and, before that, for MONY Capital Management as investment vice president and portfolio manager. Mr. Palfrey earned a BA from Colgate University.

- Mr. Raczkowski is Vice President of Loomis, Sayles & Company and portfolio manager for the fixed-income group. He began his investment career in 1984; he joined Loomis Sayles in June 2001 and has been a portfolio manager since he joined the firm. Prior to Loomis Sayles, he served as vice president for Back Bay Advisors from 1998 through 2001. Mr. Rackowski has also served a senior consultant at both Hagler Bailly Consulting and EDS Management Consulting/A.T. Kearney. He also has experience as an economist and industry analyst for DRI McGraw-Hill. Mr. Raczkowski earned a BA from the University of Massachusetts and an MBA from Northeastern University.

<p style="text-align:center">*   *   *   *   *</p>

A discussion regarding the basis for the Board of Trustees' renewal of the Management Agreement and each Sub-advisory Agreement is available in the Funds' annual report to shareholders for the fiscal year ended December 31, 2009.

If you invest in the Funds through a financial intermediary, the policies and fees for transacting business may be different than those described in this Prospectus. Some financial intermediaries may charge transaction fees and may set different minimum investments or limitations on buying or selling shares. Some financial intermediaries do not charge a direct transaction fee, but instead charge a fee for services such as sub-transfer agency, accounting and/or shareholder services that the financial intermediary provides on a Fund's behalf. This fee may be based on the number of accounts or may be a percentage of the average value of a Fund's shareholder accounts for which the financial intermediary provides services. Each Fund may pay a portion of this fee, which is intended to compensate the financial intermediary for providing the same services that would otherwise be provided by the Fund's transfer agent or other service providers if the shares were purchased directly from the Fund. To the extent that these fees are not paid by a Fund, the Manager may pay a fee to Financial Intermediaries for such services.

To the extent that the Manager, not the Funds, pays a fee to a financial intermediary for distribution or shareholder servicing, the Manager may consider a number of factors in determining the amount of payment associated with such services, including the amount of sales, assets invested in the Funds and the nature of the services provided by the financial intermediary. Although neither the Funds nor the Manager pays for the Funds to be included in a Financial Intermediary's "preferred list" or other promotional program, some Financial Intermediaries that receive compensation as described above may have such programs in which the Funds may be included. Financial Intermediaries that receive these types of payments may have a conflict of interest in recommending or selling a Fund's shares rather than other mutual funds, particularly where such payments exceed those associated with other funds. The Funds may from time to time purchase securities issued by financial intermediaries that provide such services; however, in selecting investments for a Fund, no preference will be shown for such securities.

FINANCIAL HIGHLIGHTS

The following tables are intended to help you better understand the financial performance of each Fund since its inception. Certain information reflects financial results for a single share. The total returns in the tables represent the rate that you would have earned (or lost) on an investment in each Fund, assuming reinvestment of all dividends and distributions. The information was audited by _____, independent registered public accounting firm, whose report, along with each Fund's financial statements, is included in the Funds' Annual Report to Shareholders, which is available upon request and without charge.

[financial highlights to be supplied]

PRIVACY POLICY

The following is a description of the Funds' policies regarding disclosure of nonpublic personal information that you provide to the Funds or that the Funds collect from other sources. In the event that you hold shares of a Fund through a broker-dealer or other financial intermediary, the privacy policy of your financial intermediary would govern how your nonpublic personal information would be shared with nonaffiliated third parties.

Categories of Information the Funds Collect. The Funds collect the following nonpublic personal information about you:

- Information the Funds receive from you on applications or other forms, correspondence, or conversations (such as your name, address, phone number, social security number, and date of birth); and

- Information about your transactions with the Funds, their affiliates, or others (such as your account number and balance, payment history, cost basis information, and other financial information).

Categories of Information the Funds Disclose. The Funds do not disclose any nonpublic personal information about their current or former shareholders to unaffiliated third parties, except as required or permitted by law. The Funds are permitted by law to disclose all of the information they collect, as described above, to service providers (such as the Funds' custodian, administrator, transfer agent, accountant and legal counsel) to process your transactions and otherwise provide services to you.

Disposal of Information. The Funds, through their transfer agent, have taken steps to reasonably ensure that the privacy of your nonpublic personal information is maintained at all times, including in connection with the disposal of information that is no longer required to be maintained by the Funds. Such steps shall include whenever possible, shredding paper documents and records prior to disposal, requiring off-site storage vendors to shred documents maintained in such locations prior to disposal, and erasing and/or obliterating any data contained on electronic media in such a manner that the information can no longer be read or reconstructed.

Confidentiality and Security. The Funds restrict access to your nonpublic personal information to those persons who require such information to provide products or services to you. The Funds maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information.

FOR MORE INFORMATION

You can find additional information about the Funds in the following documents:

Annual and Semi-Annual Reports: While the Prospectus describes each Fund's potential investments, the Annual and Semi-Annual Reports to shareholders detail each Fund's actual investments as of their report dates. The reports may also include a discussion by the Funds' management of recent market conditions, economic trends, and investment strategies that significantly affected a Fund's performance during the reporting period.

Statement of Additional Information (SAI): The SAI supplements the Prospectus and contains detailed information about the Funds and their investment restrictions, risks and policies and operations, including the Funds' policies and procedures relating to the disclosure of portfolio holdings by the Funds' affiliates. A current SAI for the Funds is on file with the Securities and Exchange Commission and is incorporated into this Prospectus by reference, which means it is considered part of this Prospectus.

You can get free copies of the current SAI and the Funds' Annual and Semi Annual Reports, by contacting Shareholder Services at (866) 616-4848. You may also request other information about the Funds and make shareholder inquiries. Alternatively, the Funds' SAI and Annual and Semi-Annual Reports to Shareholders also will be made available, free of charge, at the Funds' web site at www.3to1funds.com.

You may review and copy information about the Funds (including the SAI and other reports) at the Securities and Exchange Commission ("SEC") Public Reference Room in Washington, D.C. Call the SEC at 1-202-551-8090 for room hours and operation. You may also obtain reports and other information about the Funds on the EDGAR Database on the SEC's Internet site at http://www.sec.gov, and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, D.C. 20549-1520.

Investment Company Act #811-21237

49

Crawford Dividend Growth Fund
(CDGCX)

CLASS C
PROSPECTUS

_____, 2010

INVESTMENT OBJECTIVE:
Total Return

600 Galleria Parkway
Suite 1650
Atlanta, GA 30339

(800) 431-1716

TABLE OF CONTENTS

SUMMARY SECTION

Investment Objective

The investment objective of the Crawford Dividend Growth Fund (the "Fund") is total return.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold Class C shares of the Fund.

Shareholder Fees (fees paid directly from your investment)

Maximum Deferred Sales Charge (Load)[1]	1.00%
Redemption Fee	NONE

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	1.00%
Distribution (12b-1) Fees	1.00%
Other Expenses	%
Acquired Fund Fees and Expenses	%
Total Annual Fund Operating Expenses	%
Fee Waiver/Expense Reimbursement[2]	%
Total Annual Fund Operating Expenses, After Fee Waiver and Reimbursement	%

[1] The Fund charges a contingent deferred sales charge of 1.00% on Class C shares redeemed less than one year after they are purchased. The Fund waives this fee for mandatory retirement withdrawals and for its systematic withdrawal plan.

[2] The Fund's advisor contractually has agreed to waive its management fee and/or reimburse expenses so that total annual Fund operating expenses (with certain exceptions) do not exceed 1.00% of the Fund's average daily net assets through April 30, 2011. This expense cap may not be terminated prior to this date except by the Board of Trustees.

Expense Example

This example is intended to help you compare the cost of investing in Class C shares of the Fund with the cost of investing in other mutual funds. The example uses the same assumptions as other mutual fund prospectuses. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Class C shares at the end of those periods. The example also assumes that your investment has a 5% return each year, that all dividends and capital gains distributions are reinvested, and that the Fund's Class C operating expenses remain the same. Although your actual costs may be different, based on these assumptions, your costs would be:

	1 Year	**3 Years**	**5 Years**	**10 Years**
Without contingent deferred sales charge	$___	$___	$___	$___
With contingent deferred sales charge	$___	$___	$___	$___

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual operating expenses or in the Expense Example, above, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was ___% of the average value of its portfolio.

Principal Investment Strategies

The Fund invests primarily in common stocks of large capitalization companies when, in the opinion of the Fund's advisor, Crawford Investment Counsel, Inc., (the "Advisor") the companies' market prices do not reflect their true values. The Advisor utilizes a bottom-up approach to stock selection, focusing on company fundamentals. The Advisor seeks high quality companies with strong balance sheets, predictable and consistent earnings growth and a history of dividend growth. The Advisor's goal is to identify undervalued companies with above-average total return potential.

The Advisor's investment discipline is value-oriented and emphasizes fundamental research and long-term decision making. When selecting portfolio companies, the Advisor's research process starts with a universe of companies that have at least a ten-year history of paying and/or growing dividends. Each stock is assigned a ranking based on its current yield, historic dividend growth rate and relative yield. The Advisor then selects undervalued companies that present the greatest potential for income growth and price appreciation. The Advisor believes that buying such securities at a price that is below their true worth may achieve greater returns for the Fund than those generated by paying premium prices for companies currently in favor in the market.

Under normal circumstances, the Fund will invest at least 80% of its assets in securities of companies that pay regular dividends. This investment policy may not be changed without at least 60 days prior written notice to shareholders. The Fund may invest up to 20% of its assets in fixed income securities rated A+ or better by Standard & Poor's, including U.S. Government securities, corporate debt securities, mortgage-backed securities and convertible securities. The Fund may invest its assets in equity and debt securities of foreign issuers, directly or indirectly through American Depositary Receipts ("ADRs") or other types of depositary receipts. ADRs are receipts, issued by domestic banks, for shares of a foreign-based corporation that entitle the holder to dividends and capital gains on the underlying security.

2

The Fund is a non-diversified fund, which means that the Fund may take larger positions in a smaller number of companies than a diversified mutual fund. The Fund will not invest more than 7% of its assets in any one issuer. Certain economic sectors may be overweighted compared to others because the Advisor seeks the best investment opportunities regardless of sector. The Fund will not invest more than 25% of its net assets in any one economic sector included in the Standard & Poor's 500 Index ("S&P"), or two times the weighting of that sector in the S&P, whichever is greater. The sectors in which the Fund may be overweighted will vary at different points in the economic cycle. The Fund is not required to invest in all economic sectors included in the S&P. The Fund will not seek to realize profits by anticipating short-term market movements. The Advisor intends to purchase securities only for the long-term. As a result, the Advisor believes the Fund will have low turnover, which should help minimize short-term capital gains and postpone long-term capital gains. However, when the Advisor deems that changes will benefit the Fund, portfolio turnover will not be a limiting factor. Pending selection of investments, or for cash management purposes, the Fund may invest in money market funds or other investment companies that hold primarily investment grade short-term money market instruments, including U.S. Government and agency securities. If the Fund invests substantially in money market funds, it will incur additional expenses and may not meet its investment objective.

Principal Risks

All investments involve risks, and the Fund cannot guarantee that it will achieve its investment objective. An investment in the Fund is not insured or guaranteed by the FDIC or any other government agency. As with any mutual fund investment, the Fund's returns and share price will fluctuate, and your shares at redemption may be worth less than your initial investment. Below are some of the specific risks of investing in the Fund.

- **Market Risk.** The prices of securities held by the Fund may decline in response to certain events taking place around the world, including those directly involving the companies whose securities are owned by the Fund; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency, interest rate and commodity price fluctuations. The equity common stocks purchased by the Fund may involve large price swings and potential for loss. Investors in the Fund should have a long-term perspective and be able to tolerate potentially sharp declines in value.

- **Value Risk.** A company may be undervalued due to market or economic conditions, temporary earnings declines, unfavorable developments affecting the company and other factors, or because it is associated with a market sector that generally is out of favor with investors. Undervalued stocks tend to be inexpensive relative to their earnings or assets compared to other types of stock. However, these stocks can continue to be inexpensive for long periods of time and may not realize their full economic value.

- **Large Cap Risk.** Large capitalization companies tend to be less volatile than companies with smaller market capitalization. This potentially lower risk means that the Fund's share price may not rise as much as share prices of funds that focus on smaller capitalization companies.

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- **Management Risk.** The Advisor's value-oriented approach may fail to produce the intended results. If the Advisor's perception of the value of a company is not realized in the expected time frame, the Fund's overall performance may suffer.

- **Foreign Securities Risk.** Investment in securities of foreign issuers (whether directly or through ADRs) involves somewhat different investment risks from those affecting securities of domestic issuers. In addition to credit and market risk, investments in foreign securities involve sovereign risk, which includes fluctuations in foreign exchange rates, future political and economic developments, and the possible imposition of exchange controls or other foreign governmental laws or restrictions. In addition, with respect to certain countries, there is the possibility of expropriation of assets, confiscatory taxation, political or social instability or diplomatic developments that could adversely affect investments in those countries. There may be less publicly available information about a foreign company than about a U.S. company, and accounting, auditing and financial reporting standards and requirements may not be comparable. Securities of many foreign companies are less liquid and their prices more volatile than securities of comparable U.S. companies. The Fund might have greater difficulty taking appropriate legal action in foreign courts. Dividend and interest income from foreign securities will generally be subject to withholding taxes by the country in which the issuer is located and may not be recoverable by the Fund or its shareholders. ADRs do not eliminate all of the risks associated with direct investment in the securities of foreign issuers. Securities of foreign companies may be denominated in foreign currencies. Foreign investments also may be riskier than U.S. investments because of fluctuations in currency exchange rates. The advisor does not hedge against currency movements in the various markets in which foreign issuers are located, so the value of the Fund's foreign securities is subject to the risk of adverse changes in currency exchange rates. Exchange rate fluctuations may reduce or eliminate gains or create losses.

- **Non-Diversification Risk.** As a non-diversified fund, the Fund may invest a greater percentage of its assets in a particular issuer compared with diversified funds. As a result, the shares of the Fund are likely to fluctuate in value more than those of a fund investing in a broader range of securities.

- **Sector Risk.** To the extent that the Fund focuses in one or more industry sectors, factors affecting those sectors could affect Fund performance. For example, companies in the consumer staples sector may be affected by general economic conditions, including consumer confidence and consumer preferences, as well as other issues that affect product cycles and competition. Financial services companies could be hurt by changing government regulations, increasing competition and general economic conditions, including changes in interest rates. Companies in the industrial sector may be significantly affected by changes that affect their particular industry, including insurance costs, technical process, labor relations, as well as interest rates. Energy companies may be significantly affected by supply and demand factors, including weather, and general economic, social and political conditions, as well as by changes in domestic or foreign government regulation of energy related industries, advances in energy technology and taxation. Healthcare companies may be significantly affected by changes in government regulations, competition, and patent considerations.

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- **Investment Company Securities Risk.** When the Fund invests in another investment company, such as a money market mutual fund, it will indirectly bear its proportionate share of any fees and expenses payable directly by the other investment company. Therefore, the Fund will incur higher expenses, many of which may be duplicative. The Fund has no control over the investments and related risks taken by the underlying funds in which the Fund invests.

Performance

The bar chart below shows how the Fund's Class C investment results have varied from year to year. The table below shows how the Fund's Class C average annual total returns compare over time to those of a broad-based securities market index. This information provides some indication of the risks of investing in Class C shares of the Fund. Past performance of the Fund is no guarantee of how it will perform in the future.

Annual Total Return (years ended December 31st)



The Fund's Class C return for the most recent quarter ended March 31, 2010 was _____%.

Highest/Lowest quarterly results during this time period were:

Best Quarter: 2nd Quarter, 2009, 11.02%
Worst Quarter: 4th Quarter, 2008, -21.00%

Average Annual Total Returns (for the periods ended December 31, 2009)

The Fund	One Year	Five Years	**Since Inception** **(January 27, 2004)**
Return Before Taxes[1]	15.37%	-1.83%	-0.13%
Return After Taxes on Distributions	16.16%	-2.15%	-0.45%
Return After Taxes on Distributions and Sale of Fund Shares	9.64%	-1.67%	-0.24%
Indices (reflects no deductions for fees, expenses and taxes)			
S&P 500 Index[3]	26.47%	0.42%	____%
Russell 1000 Value Index	____%	____%	____%

[1] Adjusted to include effects of contingent deferred sales charge.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates in effect and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts ("IRAs"). The index returns presented above assume reinvestment of all distributions and exclude the effect of taxes and fees (if expenses and taxes were deducted, the actual returns of the Index would be lower).

Current performance of the Fund may be lower or higher than the performance quoted above. Performance data current to the most recent month end may be obtained by calling (800) 431-1716.

Portfolio Management

Investment Advisor – Crawford Investment Counsel, Inc.

Portfolio Managers – The following portfolio managers have been jointly responsible for the day-to-day management of the Fund since its inception:

- John H. Crawford, III – Chief Investment Officer of the Advisor
- David B. Crawford, CFA – President of the Advisor

Buying and Selling Fund Shares

Minimum Initial Investment
$2,500 for all account types

To Place Orders
By Mail: Crawford Dividend Growth Fund
c/o: Unified Fund Services, Inc.
P.O. Box 6110
Indianapolis, IN 46206

By Phone: (800) 431-1716

You may sell or redeem shares through your dealer or financial adviser. Please contact your financial intermediary directly to find out of additional requirements apply.

Tax Information

The Fund's distributions are taxable and will be taxed as ordinary income or capital gains, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan, IRA or 529 college savings plan. Tax-deferred arrangements may be taxed later upon withdrawal of monies from those accounts.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase Fund shares through a broker-dealer or other financial intermediary (such as a bank or trust company), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create conflicts of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary's website for more information.

ADDITIONAL INFORMATION ABOUT THE FUND'S PRINCIPAL STRATEGIES AND RELATED RISKS

Principal Investment Strategies of the Fund

The Fund invests primarily in common stocks of large capitalization companies when, in the opinion of the Fund's Advisor, Crawford Investment Counsel, Inc., the companies' market prices do not reflect their true values. The Advisor utilizes a bottom-up approach to stock selection, focusing on company fundamentals. The Advisor seeks high quality companies with strong balance sheets, predictable and consistent earnings growth and a history of dividend growth. The Advisor's goal is to identify undervalued companies with above-average total return potential.

The Advisor's investment discipline is value-oriented and emphasizes fundamental research and long-term decision making. The Advisor seeks investments that it believes will provide above-average investment returns with below-average risk. The Advisor believes that an investment portfolio with a combination of above-average yield and above-average dividend growth will provide above-average total investment return over the long-term. When selecting portfolio companies, the Advisor's research process starts with a universe of companies that have at least a ten-year history of paying and/or growing dividends. Each stock is assigned a ranking based on its current yield, historic dividend growth rate and relative yield. This quantitative ranking is utilized to help the Advisor focus its fundamental research efforts. The Advisor then selects undervalued companies that present the greatest potential for income growth and price appreciation. Companies may be undervalued due to market or economic conditions, unfavorable developments affecting the company, temporary earnings declines, or other factors. The Advisor

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believes that buying such securities at a price that is below their true worth may achieve greater returns for the Fund than those generated by paying premium prices for companies currently in favor in the market.

Under normal circumstances, the Fund will invest at least 80% of its assets in securities of companies that pay regular dividends. This investment policy may not be changed without at least 60 days prior written notice to shareholders. The Fund may invest up to 20% of its assets in fixed income investments rated A+ or better by Standard & Poor's, including U.S. Government securities, corporate debt securities, mortgage-backed securities and convertible securities. The Fund may invest its assets in equity and debt securities of foreign issuers, directly or indirectly through American Depositary Receipts ("ADRs") or other types of depositary receipts. ADRs are receipts, issued by domestic banks, for shares of a foreign-based corporation that entitle the holder to dividends and capital gains on the underlying security.

The Fund is a non-diversified fund, which means that the Fund may take larger positions in a smaller number of companies than a diversified mutual fund. The Fund will not invest more than 7% of its assets in any one issuer. Certain economic sectors may be overweighted compared to others because the Advisor seeks the best investment opportunities regardless of sector. The Fund will not invest more than 25% of its net assets in any one economic sector included in the Standard & Poor's 500 Index ("S&P"), or two times the weighting of that sector in the S&P, whichever is greater. The sectors in which the Fund may be overweighted will vary at different points in the economic cycle. The Fund is not required to invest in all economic sectors included in the S&P. The Fund will not seek to realize profits by anticipating short-term market movements. The Advisor intends to purchase securities only for the long-term. As a result, the Advisor believes the Fund will have low turnover, which should help minimize short-term capital gains and postpone long-term capital gains. However, when the Advisor deems that changes will benefit the Fund, portfolio turnover will not be a limiting factor.

The Fund may sell a security when the Advisor believes the company fundamentals have deteriorated, if the company decreases its dividends, or if the stock has become overvalued. The Fund also may sell a security when the Advisor believes that a better investment opportunity is present.

Pending selection of investments, or for cash management purposes, the Fund may invest in money market funds or other investment companies that hold primarily investment grade short-term money market instruments, including U.S. Government and agency securities. If the Fund invests substantially in money market funds, it will incur additional expenses and may not meet its investment objective.

Principal Risks of Investing in the Fund

All investments involve risks, and the Fund cannot guarantee that it will achieve its investment objective. An investment in the Fund is not insured or guaranteed by the FDIC or any other government agency. As with any mutual fund investment, the Fund's returns and share price will fluctuate, and your shares at redemption may be worth less than your initial investment. Below are some of the specific risks of investing in the Fund.

- **Market Risk.** The prices of securities held by the Fund may decline in response to certain events taking place around the world, including those directly involving the companies whose securities are owned by the Fund; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency, interest rate and commodity price fluctuations. The equity common stocks purchased by the Fund may involve large price swings and potential for loss. Investors in the Fund should have a long-term perspective and be able to tolerate potentially sharp declines in value.

- **Value Risk.** A company may be undervalued due to market or economic conditions, temporary earnings declines, unfavorable developments affecting the company and other factors, or because it is associated with a market sector that generally is out of favor with investors. Undervalued stocks tend to be inexpensive relative to their earnings or assets compared to other types of stock. However, these stocks can continue to be inexpensive for long periods of time and may not realize their full economic value.

- **Large Cap Risk.** Large capitalization companies tend to be less volatile than companies with smaller market capitalization. This potentially lower risk means that the Fund's share price may not rise as much as share prices of funds that focus on smaller capitalization companies.

- **Management Risk.** The Advisor's value-oriented approach may fail to produce the intended results. If the Advisor's perception of the value of a company is not realized in the expected time frame, the Fund's overall performance may suffer.

- **Foreign Securities Risk.** Investment in securities of foreign issuers (whether directly or through ADRs) involves somewhat different investment risks from those affecting securities of domestic issuers. In addition to credit and market risk, investments in foreign securities involve sovereign risk, which includes fluctuations in foreign exchange rates, future political and economic developments, and the possible imposition of exchange controls or other foreign governmental laws or restrictions. In addition, with respect to certain countries, there is the possibility of expropriation of assets, confiscatory taxation, political or social instability or diplomatic developments that could adversely affect investments in those countries. There may be less publicly available information about a foreign company than about a U.S. company, and accounting, auditing and financial reporting standards and requirements may not be comparable. Securities of many foreign companies are less liquid and their prices more volatile than securities of comparable U.S. companies. The Fund might have greater difficulty taking appropriate legal action in foreign courts. Dividend and interest income from foreign securities will generally be subject to withholding taxes by the country in which the issuer is located and may not be recoverable by the Fund or its shareholders. ADRs do not eliminate all of the risks associated with direct investment in the securities of foreign issuers. Securities of foreign companies may be denominated in foreign currencies. Foreign investments also may be riskier than U.S. investments because of fluctuations in currency exchange rates. The advisor does not hedge against currency movements in the various markets in which foreign issuers are located, so the value of the Fund's foreign securities is subject to the risk of adverse changes in currency exchange rates. Exchange rate fluctuations may reduce or eliminate gains or create losses.

- **Non-Diversification Risk.** As a non-diversified fund, the Fund may invest a greater percentage of its assets in a particular issuer compared with diversified funds. As a result, the shares of the Fund are likely to fluctuate in value more than those of a fund investing in a broader range of securities.

- **Sector Risk.** To the extent that the Fund focuses in one or more industry sectors, factors affecting those sectors could affect Fund performance. For example, companies in the consumer staples sector may be affected by general economic conditions, including consumer confidence and consumer preferences, as well as other issues that affect product cycles and competition. Financial services companies could be hurt by changing government regulations, increasing competition and general economic conditions, including changes in interest rates. Companies in the industrial sector may be significantly affected by changes that affect their particular industry, including insurance costs, technical process, labor relations, as well as interest rates. Energy companies may be significantly affected by supply and demand factors, including weather, and general economic, social and political conditions, as well as by changes in domestic or foreign government regulation of energy related industries, advances in energy technology and taxation. Healthcare companies may be significantly affected by changes in government regulations, competition, and patent considerations.

- **Investment Company Securities Risk.** When the Fund invests in another investment company, such as a money market mutual fund, it will indirectly bear its proportionate share of any fees and expenses payable directly by the other investment company. Therefore, the Fund will incur higher expenses, many of which may be duplicative. The Fund has no control over the investments and related risks taken by the underlying funds in which the Fund invests.

Is the Fund right for you?

The Fund may be suitable for:

- Long-term investors seeking a fund with a value investment strategy
- Investors who can tolerate the risks associated with common stocks

General

The investment objective of the Fund, including the Fund's policy of investing, under normal circumstances, at least 80% of its assets in securities of companies that pay regular dividends, may be changed without shareholder approval, although the 80% investment policy may not be changed without at least 60 days prior written notice to shareholders.

From time to time, the Fund may take temporary defensive positions that are inconsistent with the Fund's principal investment strategies, in attempting to respond to adverse market, economic, political or other conditions. For example, the Fund may hold up to 100% of its assets in short-term U.S. Government securities, money market instruments, securities of money market funds or repurchase agreements. If the Fund invests in shares of a money market fund, the shareholders of the Fund generally will be subject to duplicative management fees. To the extent consistent with the Fund's principal strategies as described above, including its policy to invest, under normal circumstances, at least 80% of its assets in securities of companies that pay regular dividends or have a history of growing dividends, the Fund may also invest in such instruments at any time to maintain liquidity or pending selection of investments in accordance with its investment strategies. As a result of engaging in these temporary measures, the Fund may not achieve its investment objective.

Portfolio Holdings

A description of the Fund's policies and procedures with respect to the disclosure of the Fund's portfolio securities is available in the Fund's Statement of Additional Information.

ACCOUNT INFORMATION

How to Buy Class C Shares

Class C shares are available through registered broker-dealers, banks, advisors and other financial institutions. Class C shares are purchased at net asset value without deducting a sales charge. You do not pay an initial sales charge on purchases of Class C shares and all of your purchase payment is immediately invested in the Fund. The dealer of record receives a payment from the Fund's distributor of 1.00% of the amount you invest in Class C shares. If you redeem your Class C shares within 12 months of purchase, you will be subject to a 1.00% contingent deferred sales charge ("CDSC"), based on the lower of the shares' cost or current net asset value. Any shares acquired by reinvestment of distributions will be redeemed without a CDSC.

The Fund offers a second class of shares. Each class of shares of the Fund has its own fee structure, allowing you to choose the class that best meets your situation. The class that may be best for you depends on a number of factors, including the amount and the length of time that you expect to invest. Only Class C shares are offered in this prospectus.

Initial Purchase

Shares of the Fund are available exclusively to U.S. citizens. To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. This means that when you open an account, we will ask for your name, residential address, date of birth, government identification number and other information that will allow us to identify you. We also may ask to see your driver's license or other identifying documents, and may take additional steps to verify your identity. If we do not receive these required pieces of information, there may be a delay in processing your investment request, which could subject your investment to market risk. If we are unable to immediately verify your identity, the Fund may restrict further investment until your identity is verified. However, if we are unable to verify your identity, the

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Fund reserves the right to close your account without notice and return your investment to you at the NAV determined on the day in which your account is closed. If we close your account because we are unable to verify your identity, your investment will be subject to market fluctuation, which could result in a loss of a portion of your principal investment.

The minimum initial investment in the Class C shares of the Fund is $2,500. The Advisor may, in its sole discretion, waive this minimum for existing clients of the Advisor and other related parties, and in certain other circumstances. The Fund may waive or lower investment minimums for investors who invest in the Fund through an asset-based fee program made available through a financial intermediary. If your investment is aggregated into an omnibus account established by an investment advisor, broker or other intermediary, the account minimums apply to the omnibus account, not to your individual investment, however, the financial intermediary may also impose minimum requirements that are different from those set forth in this prospectus. If you choose to purchase or redeem Class C shares directly from the Fund, you will not incur charges on purchases and redemptions (other than for short-term redemptions). However, if you purchase or redeem shares through a broker-dealer or another intermediary, you may be charged a fee by that intermediary.

By Mail - To be in proper form, your initial purchase request must include:

- a completed and signed investment application form; and
- a personal check with name pre-printed (subject to the minimum amount) made payable to the Fund.

Mail the application and check to:

U.S. Mail: Crawford Dividend Growth Fund
c/o Unified Fund Services, Inc.
P.O. Box 6110
Indianapolis, Indiana 46206-6110

Overnight: Crawford Dividend Growth Fund
c/o Unified Fund Services, Inc.
2960 North Meridian Street, Suite 300
Indianapolis, Indiana 46208

By Wire - You may also purchase shares of the Fund by wiring federal funds from your bank, which may charge you a fee for doing so. To wire money, you must call Shareholder Services at (800) 431-1716 to obtain instruction on how to set up your account and to obtain an account number.

You must provide a signed application to Unified Fund Services, Inc., at the above address in order to complete your initial wire purchase. Wire orders will be accepted only on a day on which the Fund, its custodian and its transfer agent are open for business. A wire purchase will not be considered made until the wired money is received and the purchase is

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accepted by the Fund. Any delays which may occur in wiring money, including delays which may occur in processing by the banks, are not the responsibility of the Fund or its transfer agent. There is presently no fee for the receipt of wired funds, but the Fund may charge shareholders for this service in the future.

Contingent Deferred Sales Charge

Class C shares are subject to a CDSC of 1.00% if you redeem your shares within 12 months of purchase, based on the lower of the shares' cost or current net asset value. Any shares acquired by reinvestment of distributions will be redeemed without a CDSC.

In determining whether a CDSC is payable, the Fund will first redeem shares not subject to any charge. The CDSC will be waived on redemptions of shares arising out of the death or post-purchase disability of a shareholder or settlor of a living trust account, and on redemptions in connection with certain withdrawals from IRA or other retirement plans. The Fund's distributor receives the entire amount of any CDSC you pay. See the Fund's Statement of Additional Information for additional information about the CDSC.

Additional Investments

You may purchase additional shares of the Fund at any time by mail, wire or automatic investment. Each additional mail purchase request must contain:

-your name
-the name on your account(s)
-your account number(s)
-a check made payable to "Crawford Dividend Growth Fund"

Checks should be sent to the Fund at the address listed under the heading "Initial Purchase – By Mail" in this prospectus. To wire money, you must call Shareholder Services at (800) 431-1716 to obtain instructions.

Automatic Investment Plan

You may make regular investments in the Fund with an Automatic Investment Plan by completing the appropriate section of the account application or completing a systematic investment plan form with the proper signature guarantee and attaching a voided personal check. Investments may be made monthly to allow dollar-cost averaging by automatically deducting $100 or more from your bank checking account. You may change the amount of your monthly purchase at any time. If an Automatic Investment Plan purchase is rejected by your bank, your shareholder account will be charged a fee to defray bank charges.

Tax Sheltered Retirement Plans

Shares of the Fund may be an appropriate investment medium for tax-sheltered retirement plans, including: individual retirement plans (IRAs); simplified employee pensions (SEPs); 401(k) plans; qualified corporate pension and profit-sharing plans (for employees); tax-deferred investment plans (for employees of public school systems and certain types of charitable organizations); and other qualified retirement plans. You should contact the Fund's transfer agent for the procedure to open an IRA or SEP plan, as well as more specific information regarding these retirement plan options. Please consult with an attorney or tax advisor regarding these plans. You must pay custodial fees for your IRA by redemption of sufficient shares of the Fund from the IRA unless you pay the fees directly to the IRA custodian. Call the Fund's transfer agent about the IRA custodial fees.

Distribution Plan

The Fund has adopted a distribution plan for its Class C shares in accordance with Rule 12b-1 under the Investment Company Act of 1940. Under the Fund's plan, the Fund pays the Fund's distributor, the Advisor and/or other financial institutions, a fee of 1.00% of the Class C's average daily net assets (0.75% to help defray the cost of distributing Class C shares and 0.25% for servicing Class C shareholders). Because these fees are an ongoing expense, over time they reduce the net investment results of the Fund and may cost you more than paying other types of sales charges. Depending on the amount of your investment and the length of time you hold your shares, your investment results will not equal the results of a different class of shares of the Fund having a different sales charge and 12b-1 fee structure.

Dealer Compensation

Qualifying dealers who sell Class C shares will receive a payment from the Fund's distributor of 1.00% of the amount you invest in Class C shares. In addition, the Fund pays an annual 12b-1 fee of up to 1.00% to dealers of record beginning the 13th month after purchase.

Other Purchase Information

The Fund may limit the amount of purchases and refuse to sell shares to any person. If your check or wire does not clear, you will be responsible for any loss incurred by the Fund. You may be prohibited or restricted from making future purchases in the Fund. Checks must be made payable to the Fund. The Fund and its transfer agent may refuse any purchase order for any reason. Cash, third party checks (except for properly endorsed IRA rollover checks), counter checks, starter checks, traveler's checks, money orders (other than money orders issued by a bank), credit card checks, and checks drawn on non-U.S. financial institutions will not be accepted. Cashier's checks, bank official checks, and bank money orders may be accepted in amounts greater than $10,000. In such cases, a fifteen (15) business day hold will be applied to the funds (which means that you may not redeem your shares until the holding period has expired). Cashier's checks and bank official checks in amounts less than $10,000 will also be accepted for IRA transfers from other financial institutions.

The Fund has authorized certain broker-dealers and other financial institutions (including their designated intermediaries) to accept on its behalf purchase and sell orders. The Fund is deemed to have received an order when the authorized person or designee accepts the order, and the order is processed at the net asset value next calculated thereafter. It is the responsibility of the broker-dealer or other financial institution to transmit orders promptly to the Fund's transfer agent.

How to Redeem Class C Shares

You may receive redemption payments by check or federal wire transfer. The proceeds may be more or less than the purchase price of your shares, depending on the market value of the Fund's securities at the time of your redemption. As stated above, the Fund assesses a 1.00% CDSC against investment proceeds of Class C shares redeemed within one year of investment. The Fund will first redeem the Class C shares that have been owned the longest period of time. The holding period is calculated on a monthly basis and begins on the first day of the month in which the shares were bought. No CDSC will be imposed on Class C shares that were bought through the reinvestment of dividends and capital gains. When Class C shares subject to a CDSC are redeemed, the CDSC is calculated on the net asset value attributable to shares on the date of redemption, and is deducted from the redemption proceeds.

A wire transfer fee of $15 is charged to defray custodial charges for redemptions paid by wire transfer. This fee is subject to change. Any charges for wire redemptions will be deducted from your Fund account by redemption of shares. The Fund does not intend to redeem shares in any form except cash. However, if the amount you are redeeming is over the lesser of $250,000 or 1% of the Fund's net asset value, the Fund has the right to redeem your shares by giving you the amount that exceeds the lesser of $250,000 or 1% of the Fund's net asset value in securities instead of cash. In the event that an in-kind distribution is made, you may incur additional expenses, such as the payment of brokerage commissions, on the sale or other disposition of securities received from the Fund. If you redeem your Class C shares through a broker-dealer or other institution, you may be charged a fee by that institution.

By Mail - You may redeem any part of your account in the Fund at no charge by mail. Your request should be addressed to:

U.S. Mail: Crawford Dividend Growth Fund
c/o Unified Fund Services, Inc.
P.O. Box 6110
Indianapolis, Indiana 46206-6110

Overnight: Crawford Dividend Growth Fund
c/o Unified Fund Services, Inc.
2960 North Meridian Street, Suite 300
Indianapolis, Indiana 46208

Your request for a redemption must include your letter of instruction, including the Fund name, account number, account name(s), the address, and the dollar amount or number of Class C shares you wish to redeem. Requests to sell shares that are received in good order are processed at the net asset value next calculated after we receive your order in proper form. To be in proper order, your request must be signed by all registered share owner(s) in the exact name(s) and any special capacity in which they are registered. The Fund may require that signatures be guaranteed if you request the redemption check be made payable to any person other than the shareholder(s) of record or mailed to an address other than the address of record, if the mailing address has been changed within 30 days of the redemption request, or in certain other circumstances, such as to prevent unauthorized account transfers or redemptions. The Fund may also require a signature guarantee for redemptions of $25,000 or more. Signature guarantees are for the protection of shareholders. All redemptions requiring a signature guarantee must utilize a New Technology Medallion stamp, generally available from the bank where you maintain your checking or savings account. For joint accounts, both signatures must be guaranteed. Please call Shareholder Services at (800) 431-1716 if you have questions. At the discretion of the Fund or the transfer agent, you may be required to furnish additional legal documents prior to a redemption to insure proper authorization.

By Telephone - You may redeem any part of your account (up to $25,000) in the Fund by calling Shareholder Services at (800) 431-1716. You must first complete the Optional Telephone Redemption and Exchange section of the investment application or provide a signed letter of instruction with the proper signature guarantee stamp to institute this option. The Fund, the transfer agent and the custodian are not liable for following redemption instructions communicated by telephone to the extent that they reasonably believe the telephone instructions to be genuine. However, if they do not employ reasonable procedures to confirm that telephone instructions are genuine, they may be liable for any losses due to unauthorized or fraudulent instructions. Procedures employed may include recording telephone instructions and requiring a form of personal identification from the caller.

The Fund or the transfer agent may terminate the telephone redemption procedures at any time. During periods of extreme market activity, it is possible that shareholders may encounter some difficulty in telephoning the Fund, although neither the Fund nor the transfer agent has ever experienced difficulties in receiving and in a timely fashion responding to telephone requests for redemptions. If you are unable to reach the Fund by telephone, you may request a redemption by mail.

Additional Information

If you are not certain of the requirements for a redemption please call Shareholder Services at (800) 431-1716. Redemptions specifying a certain date or share price cannot be accepted and will be returned. You will be mailed the proceeds on or before the fifth business day following the redemption. However, payment for redemption made against shares purchased by check will be made only after the check has been collected, which normally may take up to fifteen calendar days. Also, when the New York Stock Exchange is closed (or when trading is restricted) for any reason other than its customary weekend or holiday closing, or under any emergency circumstances (as determined by the Securities and Exchange Commission) the Fund may suspend redemptions or postpone payment dates. You may be assessed a fee if the Fund incurs bank charges because you direct the Fund to re-issue a redemption check.

Redemption proceeds sent by check by the Fund and not cashed within 180 days will be reinvested in the Fund at the current day's Net Asset Value. Redemption proceeds that are reinvested are subject to the risk of loss like any other investment in the Fund.

Because the Fund incurs certain fixed costs in maintaining shareholder accounts, the Fund may require you to redeem all of your shares in the Fund on 30 days written notice if the value of your shares in the Fund is less than $2,500 due to redemptions, or such other minimum amount as the Fund may determine from time to time. You may increase the value of your shares in the Fund to the minimum amount within the 30-day period. All shares of the Fund are also subject to involuntary redemption if the Board of Trustees determines to liquidate the Fund. In such event, the Fund will provide notice to shareholders, but the Fund will not be required to obtain shareholder approval prior to such liquidation. An involuntary liquidation will create a capital gain or capital loss which may have tax consequences about which you should consult your tax advisor.

<u>Fund Policy on Market Timing</u>

The Fund discourages market timing. Market timing is an investment strategy using frequent purchases, redemptions and/or exchanges in an attempt to profit from short term market movements. Market timing may result in dilution of the value of Fund shares held by long term shareholders, disrupt portfolio management and increase Fund expenses for all shareholders. The Board of Trustees has adopted a policy directing the Fund to reject any purchase order with respect to any investor, a related group of investors or their agent(s), where it detects a pattern of purchases and sales of the Fund that indicates market timing or trading that it determines is abusive. This policy generally applies to all Fund shareholders.

While the Fund attempts to deter market timing, there is no assurance that the Fund will be able to identify and eliminate all market timers. For example, certain accounts called "omnibus accounts" include multiple shareholders. Despite the Fund's efforts to detect and prevent abusive trading activities, it may be difficult to identify such activity in certain omnibus accounts traded through a Financial Intermediary. Omnibus accounts typically provide the Fund with a net purchase or redemption request on any given day where purchasers and redeemers of Fund shares are netted against one another and the identities of individual purchasers and redeemers whose orders are aggregated are not known by the Fund. Consequently, the Fund may not have knowledge of the identity of investors and their transactions. Under a federal rule, the Fund is required to have an agreement with many of its Financial Intermediaries obligating the Intermediaries to provide, upon the Fund's request, information regarding the Financial Intermediaries' customers and their transactions. However, there can be no guarantee that all excessive, short-term or other abusive trading activities will be detected, even with such an agreement in place. Certain Financial Intermediaries, in particular retirement plan sponsors and administrators, may have less restrictive policies regarding short-term trading. The Fund reserves the right to reject any purchase order for any reason, including purchase orders that it does not think are in the best interests of the Fund or its shareholders, or if the Fund thinks that the trading is abusive. The Fund has not entered into any arrangements with any person to permit frequent purchases and redemptions of Fund shares.

Determination of Net Asset Value

The price you pay for your Class C shares is based on the Fund's net asset value per share ("NAV"). The NAV is calculated at the close of trading (normally 4:00 p.m. Eastern time) on each day the New York Stock Exchange ("NYSE") is open for business (the NYSE is closed on weekends, most Federal holidays and Good Friday). The NAV is calculated by dividing the value of the Fund's total assets (including interest and dividends accrued but not yet received) minus liabilities (including accrued Class C expenses) by the total number of Class C shares outstanding. Requests to purchase and sell shares are processed at the NAV next calculated after the Fund receives your order in proper form.

Securities held by the Fund generally are valued at market value. Short-term securities with maturities of 60 days or less are valued based on amortized cost. If a market quotation is not readily available or is deemed unreliable, the security will be valued at a fair value determined in good faith by the Advisor in accordance with policies and procedures adopted by the Board of Trustees. Fair valuation also is permitted if, in the Advisor's opinion, the validity of market quotations appears to be questionable, based on factors such as: evidence of a thin market in the security based on a small number of quotations; a significant event occurs after the close of a market but before the Fund's NAV calculation that may affect a security's value; or the Advisor is aware of other data that calls into question the reliability of market quotations. When fair value pricing of securities is employed, the prices of securities used by the Fund to calculate its NAV may differ from market quotations or official closing prices. Arbitrage opportunities may exist when trading in a portfolio security is halted and does not resume before the Fund calculates its NAV. These arbitrage opportunities may enable short-term traders to dilute the NAV of long-term investors. Fair valuation of the Fund's portfolio securities can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that fair value pricing policies will prevent dilution of the Fund's NAV by short-term traders, or that the Fund will realize fair valuation upon the sale of a security. The Fund may invest in portfolio securities that are listed on foreign exchanges that trade on weekends or other days when the Fund does not price its shares and, as a result, the net asset value of the Fund's shares may change on days when shareholders will not be able to purchase or redeem the Fund's shares.

Dividends, Distributions and Taxes

<u>Dividends and Distributions</u>. The Fund typically distributes to its shareholders as dividends substantially all of its net investment income and any realized net capital gains. These distributions are automatically reinvested in the Fund unless you request cash distributions on your application or through a written request.

<u>Taxes</u>. Net investment income distributed by the Fund generally will consist of interest income, if any, and dividends received on investments, less expenses. The dividends you receive, whether or not reinvested, will be taxed as ordinary income, except as described below (including in the table). Dividends normally will be distributed by the Fund on an annual basis.

The Fund will normally distribute net realized capital gains to its shareholders once a year. Capital gains are generated when the Fund sells its capital assets for a profit. Capital gains are taxed differently depending on how long the Fund has held the capital asset sold. Distributions of gains recognized on the sale of capital assets held for one year or less are taxed at ordinary income rates; distributions of gains recognized on the sale of capital assets held longer than one year are taxed at long-term capital gains rates regardless of how long you have held your shares. If the Fund distributes an amount exceeding its income and gains, this excess will generally be treated as a non-taxable return of capital.

Unless you indicate another option on your account application, any dividends and capital gain distributions paid to you by the Fund automatically will be invested in additional Fund shares. Alternatively, you may elect to have: (1) dividends paid to you in cash and the amount of any capital gain distributions reinvested; or (2) the full amount of any dividends and capital gain distributions paid to you in cash. The Fund will send dividends and capital gain distributions elected to be received as cash to the address of record or bank of record on the applicable account. Your distribution option will automatically be converted to having all dividends and other distributions reinvested in additional shares if any of the following occur:

- Postal or other delivery service is unable to deliver checks to the address of record;
- Dividends and capital gain distributions are not cashed within 180 days; or
- Bank account of record is no longer valid.

Dividends and capital gain distribution checks issued by the Fund which are not cashed within 180 days will be reinvested in the Fund at the current day's NAV. When reinvested, those amounts are subject to market risk like any other investment in the Fund.

You may want to avoid making a substantial investment when the Fund is about to make a taxable distribution because you would be responsible for any taxes on the distribution regardless of how long you have owned your shares.

Selling shares (including redemptions) and receiving distributions (whether reinvested or taken in cash) usually are taxable events to the Fund's shareholders. These transactions typically create the tax liabilities described in the table below for taxable accounts.

<u>Summary of Certain Federal Income Tax Consequences for Taxable Accounts</u>

The following discussion reflects the enactment of the Jobs and Growth Tax Relief Reconciliation Act of 2003 and the Tax Increase Prevention and Reconciliation Act of 2005 (collectively, the "Tax Acts").

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Type of Transaction	Tax Status
Qualified dividend income	Generally maximum 15% on non-corporate taxpayers
Net short-term capital gain distributions	Ordinary income rate
Net long-term capital gain distributions	Generally maximum 15% on non-corporate taxpayers*
Sales of shares (including redemptions) owned more than one year	Gains taxed at generally maximum 15% on non-corporate taxpayers*
Sales of shares (including redemptions) owned for one year or less	Gains are taxed at the same rate as ordinary income; losses are subject to special rules

*For gains realized between May 6, 2003 and December 31, 2010.

Under the Tax Acts, effective for taxable years after December 31, 2002 through December 31, 2010, designated dividends paid by the Fund to non-corporate shareholders generally will qualify for a maximum federal income tax rate of 15% to the extent such dividends are attributable to qualified dividend income from the Fund's investment in common and preferred stock of U.S. and foreign corporations, provided that certain holding period and other requirements are met. However, to the extent that the Fund has ordinary income from its investments in debt securities, for example, such as interest income, dividends paid by the Fund and attributable to that income will not qualify for the reduced tax rate.

If shares of the Fund are purchased within 30 days before or after redeeming other shares of the Fund at a loss, all or a portion of that loss will not be deductible and will increase the basis of the newly purchased shares. If shares of the Fund are sold at a loss after being held by a shareholder for six months or less, the loss will be long-term, instead of short-term, capital loss to the extent of any capital gain distributions received on the shares.

If you are a non-corporate shareholder and if the Fund does not have your correct social security or other taxpayer identification number, federal law requires us to withhold and pay to the Internal Revenue Service 28% of your distributions and sales proceeds. If you are subject to back up withholding, we also will withhold and pay to the IRS 28% of your distributions (under current law). Any tax withheld may be applied against the tax liability on your federal income tax return.

Because your tax situation is unique, you should consult your tax professional about federal, state and local tax consequences.

ADDITIONAL INFORMATION ABOUT MANAGEMENT OF THE FUND

Advisor. Crawford Investment Counsel, Inc., 600 Galleria Parkway, Suite 1650, Atlanta, GA 30339, serves as investment advisor to the Fund. The Advisor has been providing portfolio management services since 1980 when it was founded by John H. Crawford, III. The Advisor provides investment advice to separately managed equity, fixed income and balanced portfolios of high net worth clients, pension plans, trust, and other institutional investors. As of March 31, 2010, the Advisor managed approximately $_____ in assets. The Advisor is 100% employee-owned. The Fund is the first mutual fund managed by the Advisor.

For its advisory services, the Advisor is entitled to receive a fee at the annual rate of 1.00% of the average daily net assets of the Fund. The Advisor contractually has agreed to waive its fee and, to the extent necessary, reimburse certain operating expenses so that total annual operating expenses, excluding any 12b-1 fees, brokerage fees and commissions, borrowing costs (such as interest and dividend expenses on securities sold short), taxes, fees and expenses of acquired funds, and extraordinary litigation expenses, do not exceed 1.00% of the average daily net assets of the Fund. The contractual agreement is in place through April 30, 2011. Each waiver or reimbursement of an expense by the Advisor is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expense or reimbursement was incurred, provided that the Fund is able to make the repayment without exceeding the 1.00% expense limitation. During the fiscal year ended December 31, 2009, the Fund paid the Advisor a management fee equal to ____% of the Fund's average daily net assets, after fee waivers and reimbursement.

A discussion regarding the factors considered by the Board of Trustees in approving the Fund's management agreement is included in the Fund's most recent annual report to shareholders for the fiscal year ended December 31, 2009.

Portfolio Managers. The investment decisions for the Fund are made by John H. Crawford, III and David B. Crawford, CFA.

John H. Crawford, III. Mr. John H. Crawford, III has served as Chief Investment Officer of the Advisor since 1980. He has over 41 years' experience as an investment professional and he guides the growth, development, and overall investment philosophy of the Advisor and the Fund. Mr. Crawford graduated from the University of Georgia with a B.A. in 1962 and from Drew University with a M.Div. in 1965.

David B. Crawford, CFA. Mr. David B. Crawford serves as President of the Advisor. Since he joined the Advisor in 1992, David Crawford has been involved in the investment process as part of the research team, and is responsible for the day-to-day management of the Fund. He has been a portfolio manager with the Advisor since 1995. In addition to his 16 years' experience as a research analyst and portfolio manager, he is a Chartered Financial Analyst. Prior to joining the Advisor, he worked for the Federal Home Loan Bank. David Crawford graduated from Denison University with a B.A. in Economics in 1990 and from Georgia State University with a Master of Finance in 1997.

The Fund's Statement of Additional Information provides the following additional information about the Fund's portfolio managers: (i) compensation structure, (ii) a description of other accounts managed by each portfolio manager, and (iii) each portfolio managers' ownership of shares of the Fund.

FINANCIAL HIGHLIGHTS

The following table is intended to help you better understand the Fund's Class C financial performance since its inception. Certain information reflects financial results for a single Fund share. Total return represents the rate you would have earned (or lost) on an investment in Class C shares of the Fund assuming reinvestment of all dividends and distributions. The information has been audited by _____, independent registered public accounting firm, whose report, along with the Fund's financial statements, is included in the Fund's annual report, which is available upon request.

[financial highlights to be supplied]

PRIVACY POLICY

The following is a description of the Fund's policies regarding disclosure of nonpublic personal information that you provide to the Fund or that the Fund collects from other sources. In the event that you hold shares of the Fund through a broker-dealer or other financial intermediary, the privacy policy of your financial intermediary would govern how your nonpublic personal information would be shared with nonaffiliated third parties.

Categories of Information the Fund Collects. The Fund collects the following nonpublic personal information about you:

- Information the Fund receives from you on applications or other forms, correspondence, or conversations (such as your name, address, phone number, social security number, and date of birth); and
- Information about your transactions with the Fund, its affiliates, or others (such as your account number and balance, payment history, cost basis information, and other financial information).

Categories of Information the Fund Discloses. The Fund does not disclose any nonpublic personal information about its current or former shareholders to unaffiliated third parties, except as required or permitted by law. The Fund is permitted by law to disclose all of the information it collects, as described above, to its service providers (such as the Fund's custodian, administrator, transfer agent, accountants and legal counsel) to process your transactions and otherwise provide services to you.

Confidentiality and Security. The Fund restricts access to your nonpublic personal information to those persons who require such information to provide products or services to you. The Fund maintains physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information.

Disposal of Information. The Fund, through its transfer agent, has taken steps to reasonably ensure that the privacy of your nonpublic personal information is maintained at all times, including in connection with the disposal of information that is no longer required to be maintained by the Fund. Such steps shall include, whenever possible, shredding paper documents and records prior to disposal, requiring off-site storage vendors to shred documents maintained in such locations prior to disposal, and erasing and/or obliterating any data contained on electronic media in such a manner that the information can no longer be read or reconstructed.

FOR MORE INFORMATION

You can find additional information about the Fund in the following documents:

Annual and Semi-Annual Reports: While the Prospectus describes the Fund's potential investments, the Annual and Semi-Annual Reports detail the Fund's actual investments as of their report dates. The reports also may include a discussion by Fund management of recent market conditions, economic trends, and investment strategies that significantly affected Fund performance during the reporting period.

Statement of Additional Information (SAI): The SAI supplements the Prospectus and contains detailed information about the Fund and its investment restrictions, risks and policies and operations, including the Fund's policies and procedures relating to the disclosure of portfolio holdings by the Fund's affiliates. A current SAI for the Fund is on file with the Securities and Exchange Commission ("SEC") and is incorporated into this Prospectus by reference, which means it is considered part of this Prospectus.

You can get free copies of the current SAI and the Fund's Annual and Semi-Annual Reports, by contacting Shareholder Services at (800) 431-1716. You may also request other information about the Fund and make shareholder inquiries. The Fund currently does not have a website and, as such, the Fund's SAI and Annual and Semi-Annual reports are not made available on a website.

You may review and copy information about the Fund (including the SAI and other reports) at the SEC Public Reference Room in Washington, D.C. Call the SEC at 1-202-551-8090 for room hours and operation. You may also obtain reports and other information about the Fund on the EDGAR Database on the SEC's Internet site at http://www.sec.gov, and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, D.C. 20549-1520.

Investment Company Act #811-21237

Crawford Dividend Growth Fund
(CDGIX)

CLASS I
PROSPECTUS

_____, 2010

INVESTMENT OBJECTIVE:
Total Return

600 Galleria Parkway
Suite 1650
Atlanta, GA 30339

(800) 431-1716

TABLE OF CONTENTS

SUMMARY SECTION

Investment Objective

The investment objective of the Crawford Dividend Growth Fund (the "Fund") is total return.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold Class I shares of the Fund.

<u>Shareholder Fees (fees paid directly from your investment)</u>

Redemption Fee .... NONE

<u>Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)</u>

Management Fees	1.00%
Distribution (12b-1) Fees	NONE
Other Expenses	____%
Acquired Fund Fees and Expenses	____%
Total Annual Fund Operating Expenses	____%
Fee Waiver/Expense Reimbursement[1]	____%
Total Annual Fund Operating Expenses, After Fee Waiver and Reimbursement	____%

[1] The Fund's advisor contractually has agreed to waive its management fee and/or reimburse expenses so that total annual Fund operating expenses (with certain exceptions) do not exceed 1.00% of the Fund's average daily net assets through April 30, 2011. This expense cap may not be terminated prior to this date except by the Board of Trustees.

Expense Example

This example is intended to help you compare the cost of investing in Class I shares of the Fund with the cost of investing in other mutual funds. The example uses the same assumptions as other mutual fund prospectuses. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Class I shares at the end of those periods. The example also assumes that your investment has a 5% return each year, that all dividends and capital gains distributions are reinvested, and that the Fund's Class I operating expenses remain the same. Although your actual costs may be different, based on these assumptions, your costs would be:

<u>1 Year</u>	<u>3 Years</u>	<u>5 Years</u>	<u>10 Years</u>
$____	$____	$____	$____

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Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual operating expenses or in the Expense Example, above, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was ___% of the average value of its portfolio.

Principal Investment Strategies

The Fund invests primarily in common stocks of large capitalization companies when, in the opinion of the Fund's advisor, Crawford Investment Counsel, Inc., (the "Advisor") the companies' market prices do not reflect their true values. The Advisor utilizes a bottom-up approach to stock selection, focusing on company fundamentals. The Advisor seeks high quality companies with strong balance sheets, predictable and consistent earnings growth and a history of dividend growth. The Advisor's goal is to identify undervalued companies with above-average total return potential.

The Advisor's investment discipline is value-oriented and emphasizes fundamental research and long-term decision making. When selecting portfolio companies, the Advisor's research process starts with a universe of companies that have at least a ten-year history of paying and/or growing dividends. Each stock is assigned a ranking based on its current yield, historic dividend growth rate and relative yield. The Advisor then selects undervalued companies that present the greatest potential for income growth and price appreciation. The Advisor believes that buying such securities at a price that is below their true worth may achieve greater returns for the Fund than those generated by paying premium prices for companies currently in favor in the market.

Under normal circumstances, the Fund will invest at least 80% of its assets in securities of companies that pay regular dividends. This investment policy may not be changed without at least 60 days prior written notice to shareholders. The Fund may invest up to 20% of its assets in fixed income securities rated A+ or better by Standard & Poor's, including U.S. Government securities, corporate debt securities, mortgage-backed securities and convertible securities. The Fund may invest its assets in equity and debt securities of foreign issuers, directly or indirectly through American Depositary Receipts ("ADRs") or other types of depositary receipts. ADRs are receipts, issued by domestic banks, for shares of a foreign-based corporation that entitle the holder to dividends and capital gains on the underlying security.

The Fund is a non-diversified fund, which means that the Fund may take larger positions in a smaller number of companies than a diversified mutual fund. The Fund will not invest more than 7% of its assets in any one issuer. Certain economic sectors may be overweighted compared to others because the Advisor seeks the best investment opportunities regardless of sector. The Fund will not invest more than 25% of its net assets in any one economic sector included in the Standard & Poor's 500 Index ("S&P"), or two times the weighting of that sector in the S&P, whichever is greater. The sectors in which the Fund may be overweighted will vary

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at different points in the economic cycle. The Fund is not required to invest in all economic sectors included in the S&P. The Fund will not seek to realize profits by anticipating short-term market movements. The Advisor intends to purchase securities only for the long-term. As a result, the Advisor believes the Fund will have low turnover, which should help minimize short-term capital gains and postpone long-term capital gains. However, when the Advisor deems that changes will benefit the Fund, portfolio turnover will not be a limiting factor. Pending selection of investments, or for cash management purposes, the Fund may invest in money market funds or other investment companies that hold primarily investment grade short-term money market instruments, including U.S. Government and agency securities. If the Fund invests substantially in money market funds, it will incur additional expenses and may not meet its investment objective.

Principal Risks

All investments involve risks, and the Fund cannot guarantee that it will achieve its investment objective. An investment in the Fund is not insured or guaranteed by the FDIC or any other government agency. As with any mutual fund investment, the Fund's returns and share price will fluctuate, and your shares at redemption may be worth less than your initial investment. Below are some of the specific risks of investing in the Fund.

- **Market Risk.** The prices of securities held by the Fund may decline in response to certain events taking place around the world, including those directly involving the companies whose securities are owned by the Fund; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency, interest rate and commodity price fluctuations. The equity common stocks purchased by the Fund may involve large price swings and potential for loss. Investors in the Fund should have a long-term perspective and be able to tolerate potentially sharp declines in value.
- **Value Risk.** A company may be undervalued due to market or economic conditions, temporary earnings declines, unfavorable developments affecting the company and other factors, or because it is associated with a market sector that generally is out of favor with investors. Undervalued stocks tend to be inexpensive relative to their earnings or assets compared to other types of stock. However, these stocks can continue to be inexpensive for long periods of time and may not realize their full economic value.
- **Large Cap Risk.** Large capitalization companies tend to be less volatile than companies with smaller market capitalization. This potentially lower risk means that the Fund's share price may not rise as much as share prices of funds that focus on smaller capitalization companies.
- **Management Risk.** The Advisor's value-oriented approach may fail to produce the intended results. If the Advisor's perception of the value of a company is not realized in the expected time frame, the Fund's overall performance may suffer.
- **Foreign Securities Risk.** Investment in securities of foreign issuers (whether directly or through ADRs) involves somewhat different investment risks from those affecting securities of domestic issuers. In addition to credit and market risk, investments in foreign securities involve sovereign risk, which includes fluctuations in foreign exchange rates, future political and economic developments, and the possible imposition of

3

exchange controls or other foreign governmental laws or restrictions. In addition, with respect to certain countries, there is the possibility of expropriation of assets, confiscatory taxation, political or social instability or diplomatic developments that could adversely affect investments in those countries. There may be less publicly available information about a foreign company than about a U.S. company, and accounting, auditing and financial reporting standards and requirements may not be comparable. Securities of many foreign companies are less liquid and their prices more volatile than securities of comparable U.S. companies. The Fund might have greater difficulty taking appropriate legal action in foreign courts. Dividend and interest income from foreign securities will generally be subject to withholding taxes by the country in which the issuer is located and may not be recoverable by the Fund or its shareholders. ADRs do not eliminate all of the risks associated with direct investment in the securities of foreign issuers. Securities of foreign companies may be denominated in foreign currencies. Foreign investments also may be riskier than U.S. investments because of fluctuations in currency exchange rates. The advisor does not hedge against currency movements in the various markets in which foreign issuers are located, so the value of the Fund's foreign securities is subject to the risk of adverse changes in currency exchange rates. Exchange rate fluctuations may reduce or eliminate gains or create losses.

- **Non-Diversification Risk.** As a non-diversified fund, the Fund may invest a greater percentage of its assets in a particular issuer compared with diversified funds. As a result, the shares of the Fund are likely to fluctuate in value more than those of a fund investing in a broader range of securities.

- **Sector Risk.** To the extent that the Fund focuses in one or more industry sectors, factors affecting those sectors could affect Fund performance. For example, companies in the consumer staples sector may be affected by general economic conditions, including consumer confidence and consumer preferences, as well as other issues that affect product cycles and competition. Financial services companies could be hurt by changing government regulations, increasing competition and general economic conditions, including changes in interest rates. Companies in the industrial sector may be significantly affected by changes that affect their particular industry, including insurance costs, technical process, labor relations, as well as interest rates. Energy companies may be significantly affected by supply and demand factors, including weather, and general economic, social and political conditions, as well as by changes in domestic or foreign government regulation of energy related industries, advances in energy technology and taxation. Healthcare companies may be significantly affected by changes in government regulations, competition, and patent considerations.

- **Investment Company Securities Risk.** When the Fund invests in another investment company, such as a money market mutual fund, it will indirectly bear its proportionate share of any fees and expenses payable directly by the other investment company. Therefore, the Fund will incur higher expenses, many of which may be duplicative. The Fund has no control over the investments and related risks taken by the underlying funds in which the Fund invests.

4

Performance

The bar chart below shows how the Fund's Class I investment results have varied from year to year. The table below shows how the Fund's Class I average annual total returns compare over time to those of a broad-based securities market index. This information provides some indication of the risks of investing in Class I shares of the Fund. Past performance of the Fund is no guarantee of how it will perform in the future.

Annual Total Return (years ended December 31st)



The Fund's Class I return for the most recent quarter ended March 31, 2010 was _____%.

Highest/Lowest quarterly results during this time period were:

Best Quarter:	2nd Quarter, 2009, 11.16%
Worst Quarter:	4th Quarter, 2008, -20.78%

Average Annual Total Returns (for the periods ended December 31, 2009)

The Fund	One Year	Five Years	Since Inception (January 5, 2004)
Return Before Taxes	17.37%	-0.95%	1.20%
Return After Taxes on Distributions	16.84%	-1.56%	0.61%
Return After Taxes on Distributions and Sale of Fund Shares	11.29%	-1.09%	0.73%
Indices (reflects no deductions for fees, expenses or taxes)			
S&P 500 Index	26.47%	0.42%	____%
Russell 1000 Value Index	____%	____%	____%

After-tax returns are calculated using the historical highest individual federal marginal income tax rates in effect and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts ("IRAs"). The index returns presented above assume reinvestment of all distributions and exclude the effect of taxes and fees (if expenses and taxes were deducted, the actual returns of the Index would be lower).

Current performance of the Fund may be lower or higher than the performance quoted above. Performance data current to the most recent month end may be obtained by calling (800) 431-1716.

Portfolio Management

Investment Advisor – Crawford Investment Counsel, Inc.

Portfolio Managers – The following portfolio managers have been jointly responsible for the day-to-day management of the Fund since its inception:

- John H. Crawford, III – Chief Investment Officer of the Advisor
- David B. Crawford, CFA – President of the Advisor

Buying and Selling Fund Shares

Minimum Initial Investment
$10,000 for all account types

To Place Orders
By Mail: Crawford Dividend Growth Fund
c/o: Unified Fund Services, Inc.
P.O. Box 6110
Indianapolis, IN 46206

By Phone: (800) 431-1716

You may sell or redeem shares through your dealer or financial adviser. Please contact your financial intermediary directly to find out of additional requirements apply.

Tax Information

The Fund's distributions are taxable and will be taxed as ordinary income or capital gains, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan, IRA or 529 college savings plan. Tax-deferred arrangements may be taxed later upon withdrawal of monies from those accounts.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase Fund shares through a broker-dealer or other financial intermediary (such as a bank or trust company), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create conflicts of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary's website for more information.

ADDITIONAL INFORMATION ABOUT THE FUND'S PRINCIPAL STRATEGIES AND RELATED RISKS

Principal Investment Strategies of the Fund

The Fund invests primarily in common stocks of large capitalization companies when, in the opinion of the Fund's Advisor, Crawford Investment Counsel, Inc., the companies' market prices do not reflect their true values. The Advisor utilizes a bottom-up approach to stock selection, focusing on company fundamentals. The Advisor seeks high quality companies with strong balance sheets, predictable and consistent earnings growth and a history of dividend growth. The Advisor's goal is to identify undervalued companies with above-average total return potential.

The Advisor's investment discipline is value-oriented and emphasizes fundamental research and long-term decision making. The Advisor seeks investments that it believes will provide above-average investment returns with below-average risk. The Advisor believes that an investment portfolio with a combination of above-average yield and above-average dividend growth will provide above-average total investment return over the long-term. When selecting portfolio companies, the Advisor's research process starts with a universe of companies that have at least a ten-year history of paying and/or growing dividends. Each stock is assigned a ranking based on its current yield, historic dividend growth rate and relative yield. This quantitative ranking is utilized to help the Advisor focus its fundamental research efforts. The Advisor then selects undervalued companies that present the greatest potential for income growth and price appreciation. Companies may be undervalued due to market or economic conditions, unfavorable developments affecting the company, temporary earnings declines, or other factors. The Advisor believes that buying such securities at a price that is below their true worth may achieve greater returns for the Fund than those generated by paying premium prices for companies currently in favor in the market.

Under normal circumstances, the Fund will invest at least 80% of its assets in securities of companies that pay regular dividends. This investment policy may not be changed without at least 60 days prior written notice to shareholders. The Fund may invest up to 20% of its assets in fixed income investments rated A+ or better by Standard & Poor's, including U.S. Government securities, corporate debt securities, mortgage-backed securities and convertible securities. The Fund may invest its assets in equity and debt securities of foreign issuers, directly or indirectly through American Depositary Receipts ("ADRs") or other types of depositary receipts. ADRs are receipts, issued by domestic banks, for shares of a foreign-based corporation that entitle the holder to dividends and capital gains on the underlying security.

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The Fund is a non-diversified fund, which means that the Fund may take larger positions in a smaller number of companies than a diversified mutual fund. The Fund will not invest more than 7% of its assets in any one issuer. Certain economic sectors may be overweighted compared to others because the Advisor seeks the best investment opportunities regardless of sector. The Fund will not invest more than 25% of its net assets in any one economic sector included in the Standard & Poor's 500 Index ("S&P"), or two times the weighting of that sector in the S&P, whichever is greater. The sectors in which the Fund may be overweighted will vary at different points in the economic cycle. The Fund is not required to invest in all economic sectors included in the S&P. The Fund will not seek to realize profits by anticipating short-term market movements. The Advisor intends to purchase securities only for the long-term. As a result, the Advisor believes the Fund will have low turnover, which should help minimize short-term capital gains and postpone long-term capital gains. However, when the Advisor deems that changes will benefit the Fund, portfolio turnover will not be a limiting factor.

The Fund may sell a security when the Advisor believes the company fundamentals have deteriorated, if the company decreases its dividends, or if the stock has become overvalued. The Fund also may sell a security when the Advisor believes that a better investment opportunity is present.

Pending selection of investments, or for cash management purposes, the Fund may invest in money market funds or other investment companies that hold primarily investment grade short-term money market instruments, including U.S. Government and agency securities. If the Fund invests substantially in money market funds, it will incur additional expenses and may not meet its investment objective.

Principal Risks of Investing in the Fund

All investments involve risks, and the Fund cannot guarantee that it will achieve its investment objective. An investment in the Fund is not insured or guaranteed by the FDIC or any other government agency. As with any mutual fund investment, the Fund's returns and share price will fluctuate, and your shares at redemption may be worth less than your initial investment. Below are some of the specific risks of investing in the Fund.

- **Market Risk.** The prices of securities held by the Fund may decline in response to certain events taking place around the world, including those directly involving the companies whose securities are owned by the Fund; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency, interest rate and commodity price fluctuations. The equity common stocks purchased by the Fund may involve large price swings and potential for loss. Investors in the Fund should have a long-term perspective and be able to tolerate potentially sharp declines in value.

- **Value Risk.** A company may be undervalued due to market or economic conditions, temporary earnings declines, unfavorable developments affecting the company and other factors, or because it is associated with a market sector that generally is out of favor with investors. Undervalued stocks tend to be inexpensive relative to their earnings or assets

8

compared to other types of stock. However, these stocks can continue to be inexpensive for long periods of time and may not realize their full economic value.

- **Large Cap Risk.** Large capitalization companies tend to be less volatile than companies with smaller market capitalization. This potentially lower risk means that the Fund's share price may not rise as much as share prices of funds that focus on smaller capitalization companies.

- **Management Risk.** The Advisor's value-oriented approach may fail to produce the intended results. If the Advisor's perception of the value of a company is not realized in the expected time frame, the Fund's overall performance may suffer.

- **Foreign Securities Risk.** Investment in securities of foreign issuers (whether directly or through ADRs) involves somewhat different investment risks from those affecting securities of domestic issuers. In addition to credit and market risk, investments in foreign securities involve sovereign risk, which includes fluctuations in foreign exchange rates, future political and economic developments, and the possible imposition of exchange controls or other foreign governmental laws or restrictions. In addition, with respect to certain countries, there is the possibility of expropriation of assets, confiscatory taxation, political or social instability or diplomatic developments that could adversely affect investments in those countries. There may be less publicly available information about a foreign company than about a U.S. company, and accounting, auditing and financial reporting standards and requirements may not be comparable. Securities of many foreign companies are less liquid and their prices more volatile than securities of comparable U.S. companies. The Fund might have greater difficulty taking appropriate legal action in foreign courts. Dividend and interest income from foreign securities will generally be subject to withholding taxes by the country in which the issuer is located and may not be recoverable by the Fund or its shareholders. ADRs do not eliminate all of the risks associated with direct investment in the securities of foreign issuers. Securities of foreign companies may be denominated in foreign currencies. Foreign investments also may be riskier than U.S. investments because of fluctuations in currency exchange rates. The advisor does not hedge against currency movements in the various markets in which foreign issuers are located, so the value of the Fund's foreign securities is subject to the risk of adverse changes in currency exchange rates. Exchange rate fluctuations may reduce or eliminate gains or create losses.

- **Non-Diversification Risk.** As a non-diversified fund, the Fund may invest a greater percentage of its assets in a particular issuer compared with diversified funds. As a result, the shares of the Fund are likely to fluctuate in value more than those of a fund investing in a broader range of securities.

- **Sector Risk.** To the extent that the Fund focuses in one or more industry sectors, factors affecting those sectors could affect Fund performance. For example, companies in the consumer staples sector may be affected by general economic conditions, including consumer confidence and consumer preferences, as well as other issues that affect product cycles and competition. Financial services companies could be hurt by changing government regulations, increasing competition and general economic conditions, including changes in interest rates. Companies in the industrial sector may be significantly affected by changes that affect their particular industry, including insurance costs, technical process, labor relations, as well as interest rates. Energy companies may be significantly affected by supply and demand factors, including weather, and general

9

economic, social and political conditions, as well as by changes in domestic or foreign government regulation of energy related industries, advances in energy technology and taxation. Healthcare companies may be significantly affected by changes in government regulations, competition, and patent considerations.

- **Investment Company Securities Risk.** When the Fund invests in another investment company, such as a money market mutual fund, it will indirectly bear its proportionate share of any fees and expenses payable directly by the other investment company. Therefore, the Fund will incur higher expenses, many of which may be duplicative. The Fund has no control over the investments and related risks taken by the underlying funds in which the Fund invests.

Is the Fund right for you?

The Fund may be suitable for:

- Long-term investors seeking a fund with a value investment strategy
- Investors who can tolerate the risks associated with common stocks

General

The investment objective of the Fund, including the Fund's policy of investing, under normal circumstances, at least 80% of its assets in securities of companies that pay regular dividends, may be changed without shareholder approval, although the 80% investment policy may not be changed without at least 60 days prior written notice to shareholders.

From time to time, the Fund may take temporary defensive positions that are inconsistent with the Fund's principal investment strategies, in attempting to respond to adverse market, economic, political or other conditions. For example, the Fund may hold up to 100% of its assets in short-term U.S. Government securities, money market instruments, securities of money market funds or repurchase agreements. If the Fund invests in shares of a money market fund, the shareholders of the Fund generally will be subject to duplicative management fees. To the extent consistent with the Fund's principal strategies as described above, including its policy to invest, under normal circumstances, at least 80% of its assets in securities of companies that pay regular dividends or have a history of growing dividends, the Fund may also invest in such instruments at any time to maintain liquidity or pending selection of investments in accordance with its investment strategies. As a result of engaging in these temporary measures, the Fund may not achieve its investment objective.

Portfolio Holdings

A description of the Fund's policies and procedures with respect to the disclosure of the Fund's portfolio securities is available in the Fund's Statement of Additional Information.

ACCOUNT INFORMATION

How to Buy Class I Shares

Class I shares are available at net asset value. The Fund offers a second class of shares that are available only through registered broker-dealers, investment advisors, banks and other financial institutions. Each class of shares of the Fund has its own fee structure, allowing you to choose the class that best meets your situation. The class that may be best for you depends on a number of factors, including the amount and the length of time that you expect to invest. Only Class I shares are offered in this prospectus.

Initial Purchase

Shares of the Fund are available exclusively to U.S. citizens. To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. This means that when you open an account, we will ask for your name, residential address, date of birth, government identification number and other information that will allow us to identify you. We also may ask to see your driver's license or other identifying documents, and may take additional steps to verify your identity. If we do not receive these required pieces of information, there may be a delay in processing your investment request, which could subject your investment to market risk. If we are unable to immediately verify your identity, the Fund may restrict further investment until your identity is verified. However, if we are unable to verify your identity, the Fund reserves the right to close your account without notice and return your investment to you at the NAV determined on the day in which your account is closed. If we close your account because we are unable to verify your identity, your investment will be subject to market fluctuation, which could result in a loss of a portion of your principal investment.

The minimum initial investment in the Class I shares of the Fund is $10,000. The advisor may, in its sole discretion, waive this minimum for existing clients of the advisor and other related parties, and in certain other circumstances. The Fund may waive or lower investment minimums for investors who invest in the Fund through an asset-based fee program made available through a financial intermediary. If your investment is aggregated into an omnibus account established by an investment advisor, broker or other intermediary, the account minimums apply to the omnibus account, not to your individual investment, however, the financial intermediary may also impose minimum requirements that are different from those set forth in this prospectus. If you choose to purchase or redeem Class I shares directly from the Fund, you will not incur charges on purchases and redemptions. However, if you purchase or redeem shares through a broker-dealer or another intermediary, you may be charged a fee by that intermediary.

By Mail - To be in proper form, your initial purchase request must include:

- a completed and signed investment application form; and
- a personal check with name pre-printed (subject to the minimum amount) made payable to the Fund.

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Mail the application and check to:

U.S. Mail: Crawford Dividend Growth Fund
c/o Unified Fund Services, Inc.
P.O. Box 6110
Indianapolis, Indiana 46206-6110

Overnight: Crawford Dividend Growth Fund
c/o Unified Fund Services, Inc.
2960 North Meridian Street, Suite 300
Indianapolis, Indiana 46208

By Wire - You may also purchase shares of the Fund by wiring federal funds from your bank, which may charge you a fee for doing so. To wire money, you must call Shareholder Services at (800) 431-1716 to obtain instruction on how to set up your account and to obtain an account number.

You must provide a signed application to Unified Fund Services, Inc., at the above address in order to complete your initial wire purchase. Wire orders will be accepted only on a day on which the Fund, its custodian and its transfer agent are open for business. A wire purchase will not be considered made until the wired money is received and the purchase is accepted by the Fund. Any delays which may occur in wiring money, including delays which may occur in processing by the banks, are not the responsibility of the Fund or its transfer agent. There is presently no fee for the receipt of wired funds, but the Fund may charge shareholders for this service in the future.

Additional Investments

You may purchase additional shares of the Fund at any time by mail, wire or automatic investment. Each additional mail purchase request must contain:

-your name
-the name on your account(s)
-your account number(s)
-a check made payable to "Crawford Dividend Growth Fund"

Checks should be sent to the Fund at the address listed under the heading "Initial Purchase – By Mail" in this prospectus. To wire money, you must call Shareholder Services at (800) 431-1716 to obtain instructions.

Automatic Investment Plan

You may make regular investments in the Fund with an Automatic Investment Plan by completing the appropriate section of the account application or completing a systematic investment plan form with the proper signature guarantee and attaching a voided personal check. Investments may be made monthly to allow dollar-cost averaging by automatically deducting

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$100 or more from your bank checking account. You may change the amount of your monthly purchase at any time. If an Automatic Investment Plan purchase is rejected by your bank, your shareholder account will be charged a fee to defray bank charges.

Tax Sheltered Retirement Plans

Shares of the Fund may be an appropriate investment medium for tax-sheltered retirement plans, including: individual retirement plans (IRAs); simplified employee pensions (SEPs); 401(k) plans; qualified corporate pension and profit-sharing plans (for employees); tax-deferred investment plans (for employees of public school systems and certain types of charitable organizations); and other qualified retirement plans. You should contact the Fund's transfer agent for the procedure to open an IRA or SEP plan, as well as more specific information regarding these retirement plan options. Please consult with an attorney or tax advisor regarding these plans. You must pay custodial fees for your IRA by redemption of sufficient shares of the Fund from the IRA unless you pay the fees directly to the IRA custodian. Call the Fund's transfer agent about the IRA custodial fees.

Other Purchase Information

The Fund may limit the amount of purchases and refuse to sell shares to any person. If your check or wire does not clear, you will be responsible for any loss incurred by the Fund. You may be prohibited or restricted from making future purchases in the Fund. Checks must be made payable to the Fund. The Fund and its transfer agent may refuse any purchase order for any reason. Cash, third party checks (except for properly endorsed IRA rollover checks), counter checks, starter checks, traveler's checks, money orders (other than money orders issued by a bank), credit card checks, and checks drawn on non-U.S. financial institutions will not be accepted. Cashier's checks, bank official checks, and bank money orders may be accepted in amounts greater than $10,000. In such cases, a fifteen (15) business day hold will be applied to the funds (which means that you may not redeem your shares until the holding period has expired). Cashier's checks and bank official checks in amounts less than $10,000 will also be accepted for IRA transfers from other financial institutions.

The Fund has authorized certain broker-dealers and other financial institutions (including their designated intermediaries) to accept on its behalf purchase and sell orders. The Fund is deemed to have received an order when the authorized person or designee accepts the order, and the order is processed at the net asset value next calculated thereafter. It is the responsibility of the broker-dealer or other financial institution to transmit orders promptly to the Fund's transfer agent.

How to Redeem Class I Shares

You may receive redemption payments by check or federal wire transfer. The proceeds may be more or less than the purchase price of your shares, depending on the market value of the Fund's securities at the time of your redemption. A wire transfer fee of $15 is charged to defray custodial charges for redemptions paid by wire transfer. This fee is subject to change. Any charges for wire redemptions will be deducted from your Fund account by redemption of shares.

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The Fund does not intend to redeem shares in any form except cash. However, if the amount you are redeeming is over the lesser of $250,000 or 1% of the Fund's net asset value, the Fund has the right to redeem your shares by giving you the amount that exceeds the lesser of $250,000 or 1% of the Fund's net asset value in securities instead of cash. In the event that an in-kind distribution is made, you may incur additional expenses, such as the payment of brokerage commissions, on the sale or other disposition of the securities received from the Fund. If you redeem your Class I shares through a broker-dealer or other institution, you may be charged a fee by that institution.

By Mail - You may redeem any part of your account in the Fund at no charge by mail. Your request should be addressed to:

U.S. Mail: Crawford Dividend Growth Fund
             c/o Unified Fund Services, Inc.
             P.O. Box 6110
             Indianapolis, Indiana 46206-6110

Overnight: Crawford Dividend Growth Fund
             c/o Unified Fund Services, Inc.
             2960 North Meridian Street, Suite 300
             Indianapolis, Indiana 46208

Your request for a redemption must include your letter of instruction, including the Fund name, account number, account name(s), the address, and the dollar amount or number of Class I shares you wish to redeem. Requests to sell shares that are received in good order are processed at the net asset value next calculated after we receive your order in proper form. To be in proper order, your request must be signed by all registered share owner(s) in the exact name(s) and any special capacity in which they are registered. The Fund may require that signatures be guaranteed if you request the redemption check be made payable to any person other than the shareholder(s) of record or mailed to an address other than the address of record, if the mailing address has been changed within 30 days of the redemption request, or in certain other circumstances, such as to prevent unauthorized account transfers or redemptions. The Fund may also require a signature guarantee for redemptions of $25,000 or more. Signature guarantees are for the protection of shareholders. All redemptions requiring a signature guarantee must utilize a New Technology Medallion stamp, generally available from the bank where you maintain your checking or savings account. For joint accounts, both signatures must be guaranteed. Please call Shareholder Services at (800) 431-1716 if you have questions. At the discretion of the Fund or the transfer agent, you may be required to furnish additional legal documents prior to a redemption to insure proper authorization.

By Telephone - You may redeem any part of your account (up to $25,000) in the Fund by calling Shareholder Services at (800) 431-1716. You must first complete the Optional Telephone Redemption and Exchange section of the investment application or provide a signed letter of instruction with the proper signature guarantee stamp to institute this option. The Fund, the transfer agent and the custodian are not liable for following redemption instructions communicated by telephone to the extent that they reasonably believe the telephone instructions

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to be genuine. However, if they do not employ reasonable procedures to confirm that telephone instructions are genuine, they may be liable for any losses due to unauthorized or fraudulent instructions. Procedures employed may include recording telephone instructions and requiring a form of personal identification from the caller.

The Fund or the transfer agent may terminate the telephone redemption procedures at any time. During periods of extreme market activity, it is possible that shareholders may encounter some difficulty in telephoning the Fund, although neither the Fund nor the transfer agent has ever experienced difficulties in receiving and, in a timely fashion, responding to telephone requests for redemptions. If you are unable to reach the Fund by telephone, you may request a redemption by mail.

Additional Information

If you are not certain of the requirements for a redemption please call Shareholder Services at (800) 431-1716. Redemptions specifying a certain date or share price cannot be accepted and will be returned. You will be mailed the proceeds on or before the fifth business day following the redemption. However, payment for redemption made against shares purchased by check will be made only after the check has been collected, which normally may take up to fifteen calendar days. Also, when the New York Stock Exchange is closed (or when trading is restricted) for any reason other than its customary weekend or holiday closing, or under any emergency circumstances (as determined by the Securities and Exchange Commission) the Fund may suspend redemptions or postpone payment dates. You may be assessed a fee if the Fund incurs bank charges because you direct the Fund to re-issue a redemption check.

Redemption proceeds sent by check by the Fund and not cashed within 180 days will be reinvested in the Fund at the current day's Net Asset Value. Redemption proceeds that are reinvested are subject to the risk of loss like any other investment in the Fund.

Because the Fund incurs certain fixed costs in maintaining shareholder accounts, the Fund may require you to redeem all of your shares in the Fund on 30 days written notice if the value of your shares in the Fund is less than $2,500 due to redemptions, or such other minimum amount as the Fund may determine from time to time. You may increase the value of your shares in the Fund to the minimum amount within the 30-day period. All shares of the Fund are also subject to involuntary redemption if the Board of Trustees determines to liquidate the Fund. In such event, the Fund will provide notice to shareholders, but the Fund will not be required to obtain shareholder approval prior to such liquidation. An involuntary liquidation will create a capital gain or capital loss which may have tax consequences about which you should consult your tax advisor.

Fund Policy on Market Timing

The Fund discourages market timing. Market timing is an investment strategy using frequent purchases, redemptions and/or exchanges in an attempt to profit from short term market movements. Market timing may result in dilution of the value of Fund shares held by long term shareholders, disrupt portfolio management and increase Fund expenses for all shareholders.

The Board of Trustees has adopted a policy directing the Fund to reject any purchase order with respect to any investor, a related group of investors or their agent(s), where it detects a pattern of purchases and sales of the Fund that indicates market timing or trading that it determines is abusive. This policy generally applies to all Fund shareholders.

While the Fund attempts to deter market timing, there is no assurance that the Fund will be able to identify and eliminate all market timers. For example, certain accounts called "omnibus accounts" include multiple shareholders. Despite the Fund's efforts to detect and prevent abusive trading activities, it may be difficult to identify such activity in certain omnibus accounts traded through a Financial Intermediary. Omnibus accounts typically provide the Fund with a net purchase or redemption request on any given day where purchasers and redeemers of Fund shares are netted against one another and the identities of individual purchasers and redeemers whose orders are aggregated are not known by the Fund. Consequently, the Fund may not have knowledge of the identity of investors and their transactions. Under a federal rule, the Fund is required to have an agreement with many of its Financial Intermediaries obligating the Intermediaries to provide, upon the Fund's request, information regarding the Financial Intermediaries' customers and their transactions. However, there can be no guarantee that all excessive, short-term or other abusive trading activities will be detected, even with such an agreement in place. Certain Financial Intermediaries, in particular retirement plan sponsors and administrators, may have less restrictive policies regarding short-term trading. The Fund reserves the right to reject any purchase order for any reason, including purchase orders that it does not think are in the best interests of the Fund or its shareholders, or if the Fund thinks that the trading is abusive. The Fund has not entered into any arrangements with any person to permit frequent purchases and redemptions of Fund shares.

Determination of Net Asset Value

The price you pay for your Class I shares is based on the Fund's net asset value per share ("NAV"). The NAV is calculated at the close of trading (normally 4:00 p.m. Eastern time) on each day the New York Stock Exchange ("NYSE") is open for business (the NYSE is closed on weekends, most Federal holidays and Good Friday). The NAV is calculated by dividing the value of the Fund's total assets (including interest and dividends accrued but not yet received) minus liabilities (including accrued Class I expenses) by the total number of Class I shares outstanding. Requests to purchase and sell shares are processed at the NAV next calculated after the Fund receives your order in proper form.

Securities held by the Fund generally are valued at market value. Short-term securities with maturities of 60 days or less are valued based on amortized cost. If a market quotation is not readily available or is deemed unreliable, the security will be valued at a fair value determined in good faith by the advisor in accordance with policies and procedures adopted by the Board of Trustees. Fair valuation also is permitted if, in the advisor's opinion, the validity of market quotations appears to be questionable, based on factors such as: evidence of a thin market in the security based on a small number of quotations; a significant event occurs after the close of a market but before the Fund's NAV calculation that may affect a security's value; or the advisor is aware of other data that calls into question the reliability of market quotations. When fair value pricing of securities is employed, the prices of securities used by the Fund to calculate its NAV may differ from market quotations or official closing prices. Arbitrage opportunities may exist when trading in a portfolio security is halted and does not resume before the Fund calculates its NAV. These arbitrage opportunities may enable short-term traders to dilute the NAV of long-term investors. Fair valuation of the Fund's portfolio securities can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that fair value pricing policies will prevent dilution of the Fund's NAV by short-term traders, or that the Fund will realize fair valuation upon the sale of a security. The Fund may invest in portfolio securities that are listed on foreign exchanges that trade on weekends or other days when the Fund does not price its shares and, as a result, the net asset value of the Fund's shares may change on days when shareholders will not be able to purchase or redeem the Fund's shares.

Dividends, Distributions and Taxes

<u>Dividends and Distributions.</u> The Fund typically distributes to its shareholders as dividends substantially all of its net investment income and any realized net capital gains. These distributions are automatically reinvested in the Fund unless you request cash distributions on your application or through a written request.

<u>Taxes.</u> Net investment income distributed by the Fund generally will consist of interest income, if any, and dividends received on investments, less expenses. The dividends you receive, whether or not reinvested, will be taxed as ordinary income, except as described below (including in the table). Dividends normally will be distributed by the Fund on an annual basis.

The Fund will normally distribute net realized capital gains to its shareholders once a year. Capital gains are generated when the Fund sells its capital assets for a profit. Capital gains are taxed differently depending on how long the Fund has held the capital asset sold. Distributions of gains recognized on the sale of capital assets held for one year or less are taxed at ordinary income rates; distributions of gains recognized on the sale of capital assets held longer than one year are taxed at long-term capital gains rates regardless of how long you have held your shares. If the Fund distributes an amount exceeding its income and gains, this excess will generally be treated as a non-taxable return of capital.

Unless you indicate another option on your account application, any dividends and capital gain distributions paid to you by the Fund automatically will be invested in additional Fund shares. Alternatively, you may elect to have: (1) dividends paid to you in cash and the amount of any capital gain distributions reinvested; or (2) the full amount of any dividends and capital gain distributions paid to you in cash. The Fund will send dividends and capital gain distributions elected to be received as cash to the address of record or bank of record on the applicable account. Your distribution option will automatically be converted to having all dividends and other distributions reinvested in additional shares if any of the following occur:

- Postal or other delivery service is unable to deliver checks to the address of record;
- Dividends and capital gain distributions are not cashed within 180 days; or
- Bank account of record is no longer valid.

Dividends and capital gain distribution checks issued by the Fund which are not cashed within 180 days will be reinvested in the Fund at the current day's NAV. When reinvested, those amounts are subject to market risk like any other investment in the Fund.

You may want to avoid making a substantial investment when the Fund is about to make a taxable distribution because you would be responsible for any taxes on the distribution regardless of how long you have owned your shares.

Selling shares (including redemptions) and receiving distributions (whether reinvested or taken in cash) usually are taxable events to the Fund's shareholders. These transactions typically create the tax liabilities described in the table below for taxable accounts.

Summary of Certain Federal Income Tax Consequences for Taxable Accounts

The following discussion reflects the enactment of the Jobs and Growth Tax Relief Reconciliation Act of 2003 and the Tax Increase Prevention and Reconciliation Act of 2005 (collectively, the "Tax Acts").

Type of Transaction	Tax Status
Qualified dividend income	Generally maximum 15% on non-corporate taxpayers
Net short-term capital gain distributions	Ordinary income rate
Net long-term capital gain distributions	Generally maximum 15% on non-corporate taxpayers*
Sales of shares (including redemptions) owned more than one year	Gains taxed at generally maximum 15% on non-corporate taxpayers*
Sales of shares (including redemptions) owned for one year or less	Gains are taxed at the same rate as ordinary income; losses are subject to special rules

*For gains realized between May 6, 2003 and December 31, 2010.

Under the Tax Acts, effective for taxable years after December 31, 2002 through December 31, 2010, designated dividends paid by the Fund to non-corporate shareholders generally will qualify for a maximum federal income tax rate of 15% to the extent such dividends are attributable to qualified dividend income from the Fund's investment in common and preferred stock of U.S. and foreign corporations, provided that certain holding period and other requirements are met. However, to the extent that the Fund has ordinary income from the investments in debt securities, for example, such as interest income, dividends paid by the Fund and attributable to that income will not qualify for the reduced tax rate.

If shares of the Fund are purchased within 30 days before or after redeeming other shares of the Fund at a loss, all or a portion of that loss will not be deductible and will increase the basis

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of the newly purchased shares. If shares of the Fund are sold at a loss after being held by a shareholder for six months or less, the loss will be long-term, instead of short-term, capital loss to the extent of any capital gain distributions received on the shares.

If you are a non-corporate shareholder and if the Fund does not have your correct social security or other taxpayer identification number, federal law requires us to withhold and pay to the Internal Revenue Service 28% of your distributions and sales proceeds. If you are subject to back up withholding, we also will withhold and pay to the IRS 28% of your distributions (under current law). Any tax withheld may be applied against the tax liability on your federal income tax return.

Because your tax situation is unique, you should consult your tax professional about federal, state and local tax consequences.

ADDITIONAL INFORMATION ABOUT MANAGEMENT OF THE FUND

Advisor. Crawford Investment Counsel, Inc., 600 Galleria Parkway, Suite 1650, Atlanta, GA 30339, serves as investment advisor to the Fund. The advisor has been providing portfolio management services since 1980 when it was founded by John H. Crawford, III. The advisor provides investment advice to separately managed equity, fixed income and balanced portfolios of high net worth clients, pension plans, trust, and other institutional investors. As of March 31, 2010, the advisor managed approximately $_____ in assets. The advisor is 100% employee-owned. The Fund is the first mutual fund managed by the advisor.

For its advisory services, the advisor is entitled to receive a fee at the annual rate of 1.00% of the average daily net assets of the Fund. The advisor contractually has agreed to waive its fee and, to the extent necessary, reimburse certain operating expenses so that total annual operating expenses, excluding any 12b-1 fees, brokerage fees and commissions, borrowing costs (such as interest and dividend expenses on securities sold short), taxes, fees and expenses of acquired funds, and extraordinary litigation expenses, do not exceed 1.00% of the average daily net assets of the Fund. The contractual agreement is in place through April 30, 2011. Each waiver or reimbursement of an expense by the advisor is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expense or reimbursement was incurred, provided that the Fund is able to make the repayment without exceeding the 1.00% expense limitation. During the fiscal year ended December 31, 2009, the Fund paid the advisor a management fee equal to ___% of the Fund's average daily net assets, after fee waivers and reimbursement.

A discussion regarding the factors considered by the Board of Trustees in approving the Fund's management agreement is included in the Fund's most recent annual report to shareholders for the fiscal year ended December 31, 2009.

Portfolio Managers. The investment decisions for the Fund are made by John H. Crawford, III and David B. Crawford, CFA.

John H. Crawford, III. Mr. John H. Crawford, III has served as Chief Investment Officer of the advisor since 1980. He has over 41 years' experience as an investment professional and he guides the growth, development, and overall investment philosophy of the advisor and the Fund. Mr. Crawford graduated from the University of Georgia with a B.A. in 1962 and from Drew University with a M.Div. in 1965.

David B. Crawford, CFA. Mr. David B. Crawford serves as President of the advisor. Since he joined the advisor in 1992, David Crawford has been involved in the investment process as part of the research team, and is responsible for the day-to-day management of the Fund. He has been a portfolio manager with the advisor since 1995. In addition to his 16 years' experience as a research analyst and portfolio manager, he is a Chartered Financial Analyst. Prior to joining the advisor, he worked for the Federal Home Loan Bank. David Crawford graduated from Denison University with a B.A. in Economics in 1990 and from Georgia State University with a Master of Finance in 1997.

The Fund's Statement of Additional Information provides the following additional information about the Fund's portfolio managers: (i) compensation structure, (ii) a description of other accounts managed by each portfolio manager, and (iii) each portfolio managers' ownership of shares of the Fund.

FINANCIAL HIGHLIGHTS

The following table is intended to help you better understand the Fund's Class I financial performance since its inception. Certain information reflects financial results for a single Fund Class I share. Total return represents the rate you would have earned (or lost) on an investment in the Class I shares of the Fund, assuming reinvestment of all dividends and distributions. The information has been audited by _____, independent registered public accounting firm, whose report, along with the Fund's financial statements, is included in the Fund's annual report, which is available upon request.

[financial highlights to be supplied]

PRIVACY POLICY

The following is a description of the Fund's policies regarding disclosure of nonpublic personal information that you provide to the Fund or that the Fund collects from other sources. In the event that you hold shares of the Fund through a broker-dealer or other financial intermediary, the privacy policy of your financial intermediary would govern how your nonpublic personal information would be shared with nonaffiliated third parties.

Categories of Information the Fund Collects. The Fund collects the following nonpublic personal information about you:

- Information the Fund receives from you on applications or other forms, correspondence, or conversations (such as your name, address, phone number, social security number, and date of birth); and
- Information about your transactions with the Fund, its affiliates, or others (such as your account number and balance, payment history, cost basis information, and other financial information).

Categories of Information the Fund Discloses. The Fund does not disclose any nonpublic personal information about its current or former shareholders to unaffiliated third parties, except as required or permitted by law. The Fund is permitted by law to disclose all of the information it collects, as described above, to its service providers (such as the Fund's custodian, administrator, transfer agent, accountants and legal counsel) to process your transactions and otherwise provide services to you.

Confidentiality and Security. The Fund restricts access to your nonpublic personal information to those persons who require such information to provide products or services to you. The Fund maintains physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information.

Disposal of Information. The Fund, through its transfer agent, has taken steps to reasonably ensure that the privacy of your nonpublic personal information is maintained at all times, including in connection with the disposal of information that is no longer required to be maintained by the Fund. Such steps shall include, whenever possible, shredding paper documents and records prior to disposal, requiring off-site storage vendors to shred documents maintained in such locations prior to disposal, and erasing and/or obliterating any data contained on electronic media in such a manner that the information can no longer be read or reconstructed.

FOR MORE INFORMATION

You can find additional information about the Fund in the following documents:

Annual and Semi-Annual Reports: While the Prospectus describes the Fund's potential investments, the Annual and Semi-Annual Reports detail the Fund's actual investments as of their report dates. The reports also may include a discussion by Fund management of recent market conditions, economic trends, and investment strategies that significantly affected Fund performance during the reporting period.

Statement of Additional Information (SAI): The SAI supplements the Prospectus and contains detailed information about the Fund and its investment restrictions, risks and policies and operations, including the Fund's policies and procedures relating to the disclosure of portfolio holdings by the Fund's affiliates. A current SAI for the Fund is on file with the Securities and Exchange Commission ("SEC") and is incorporated into this Prospectus by reference, which means it is considered part of this Prospectus.

You can get free copies of the current SAI and the Fund's Annual and Semi-Annual Reports, by contacting Shareholder Services at (800) 431-1716. You may also request other information about the Fund and make shareholder inquiries. The Fund currently does not have a website and, as such, the Fund's SAI and Annual and Semi-Annual reports are not made available on a website.

You may review and copy information about the Fund (including the SAI and other reports) at the SEC Public Reference Room in Washington, D.C. Call the SEC at 1-202-551-8090 for room hours and operation. You may also obtain reports and other information about the Fund on the EDGAR Database on the SEC's Internet site at http://www.sec.gov, and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, D.C. 20549-1520.

Investment Company Act #811-21237